                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                            Killbuck Bancshares, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 Ohio                                  34-1700284
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     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

   165 N. Main Street, Killbuck, OH                          44637
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(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code, (330) 276-4881
                                                    ----------------------------

Securities to be registered under Section 12(b) of the Act:
             Title of each class                  Name of each exchange on which
             to be so registered                  each class is to be registered

             None                                          None
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Securities to be registered under Section 12(g) of the Act:

                                    Common
              --------------------------------------------------
                               (Title of class)


              --------------------------------------------------
                               (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

The purpose of the Killbuck Bancshares, Inc. (the "Company") is to engage in any lawful act or activity for which companies may be organized under the General Company Law of Ohio.

General

         Killbuck Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November, 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "The Killbuck Savings Bank Company." The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio. The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in November in 1900.

         The Bank is headquartered in Killbuck, Ohio, which is located in the northeast portion of Ohio, in the County of Holmes. Holmes County has a population of approximately 34,000.

         The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, NOW accounts, safe deposit facilities, real estate mortgage loans and installment loans. The Bank also makes secured and unsecured commercial loans.

         The Bank is insured by the Federal Deposit Insurance Company, and is regulated by the Ohio Division of Banks and the Board of Governors of the Federal Reserve System.

Employees

         As of March 31, 1998, the Bank had 65 full-time and 15 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pension, workers' compensation, social security, paid vacations, and numerous bank services.

         The Company, through its affiliate, The Killbuck Savings Bank Company, (the "Bank") conducts the business of a commercial banking organization. At March 31, 1998, the Company and its subsidiaries had consolidated total assets of approximately $202 million, consolidated total deposits of approximately $167 million and consolidated total equity of approximately $23 million.

         The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans, checking, savings and time deposits and other customer services such as safe deposit facilities. The Company does not have any foreign operations, assets or investments.

         The Bank is a state banking Company. The Bank is regulated by the Ohio Division of Financial Institutions ("ODFI") and its deposits are insured by the Federal Deposit Insurance Company to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Federal Reserve Board.

Competition

         The commercial banking business in the market areas served by the Bank is very competitive. The Company and the Bank are in competition with commercial banks located in their own service areas. Some competitors of the Company and the Bank are substantially larger than the Bank. In addition to local bank competition, the Bank competes with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

Certain Regulatory Considerations

         The following is a summary of certain statutes and regulations affecting the Company and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

The Company

         The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company.

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

         Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

         In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Company Subsidiaries

         The Company operates a single bank, namely, The Killbuck Savings Bank Company. As an Ohio state chartered commercial bank the Bank is supervised and regulated by the ODFI, and subject to laws and regulations applicable to Ohio banks.

Capital

         The Federal Reserve Board, ODFI, and FDIC require banks and holding companies to maintain minimum capital ratios.

         The Federal Reserve Board adopted final "risk-adjusted" capital guidelines for bank holding companies. The guidelines became fully implemented as of December 31, 1992. The ODFI and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the Company's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves.

         In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels.

         Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Company and the Banks, including their ability to pay dividends.

Additional Regulation

         The Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of the Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

         The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by the Bank. Generally, the Bank may not declare a dividend, without the approval of the ODFI, if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years.

Government Policies and Legislation

         The policies of regulatory authorities, including the ODFI, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

         The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Company or the Bank.

         In addition to the relaxation and elimination of certain geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities.

Deposit Insurance

         The Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered substantial supervisory concerns pay the highest premium. Beginning in 1996, such deposit insurance runs from a cost of zero percent to 0.27% of deposits. Because the Bank is "well-capitalized," it currently pays the minimum deposit insurance premiums.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

Recent Legislation

         On September 29, 1994, the Reigle/Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. The Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquirer on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks was not permitted until June 1, 1997, provided that the state had not passed legislation "opting-out" of interstate branching. If a state opted-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state could have opted-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches. The State of Ohio opted-in to the legislation in May of 1997.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         The FDIC, together with the Federal Reserve, the ODFI and the Office of Thrift Supervision (the "OTS"), have established rules implementing requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit to a plan for achieving and maintaining compliance. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         The Federal Reserve, the ODFI and the OTS have adopted new regulations under the Community Reinvestment Act ("CRA"). Under the new regulations, an institution's performance in meeting the credit needs of its entire community, including low and moderate income areas, as required by the CRA, is generally evaluated under three tests: the "lending test," which considers the extent to which the institution makes loans in the low and moderate income areas of its market; the "service test," which considers the extent to which the institution makes branches accessible to low and moderate income areas of its market and provides other services that promote credit availability; and the "investment test," which considers the extent to which the institution invests in community and economic development activities. The Bank had a satisfactory CRA rating as of its latest examination.

Proposed Legislation

         In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on the Company.

ITEM 2.  FINANCIAL INFORMATION.

Selected Financial Information

The following table sets forth certain selected financial information of the Company and is qualified in its entirety by reference to the detailed information and financial statements of the Company included elsewhere herein.

                                                                     Year Ended December 31,
                                                    1997          1996          1995         1994        1993
                                                    ----          ----          ----         ----        ----
                                                   (in thousands of dollars, except shares and per share data)
Statements of earnings:
  Total interest income                               $15,226      $13,982        $12,811     $10,512      $9,847
  Total interest expense                                7,344        6,626          5,816       4,232       4,185
                                                        -----        -----          -----       -----       -----
     Net interest income                                7,882        7,356          6,995       6,280       5,662
  Provision for loan losses                               180          180            180         180         180
                                                          ---          ---            ---         ---         ---
     Net interest income after provision
      for loan losses                                   7,702        7,176          6,815       6,100       5,482
  Security gains (losses)                                   0            0              0           1          49
  Other                                                   447          439            411         432         422
                                                          ---          ---            ---         ---         ---
     Total noninterest income                             447          439            411         433         471
  Total noninterest expenses                            4,036        3,799          3,610       3,532       3,379
                                                        -----        -----          -----       -----       -----
     Earnings before federal income taxes               4,113        3,816          3,616       3,001       2,574
  Federal income tax expense                            1,108        1,069            989         785         573
                                                        -----        -----            ---         ---         ---
     Net earnings                                      $3,005       $2,747         $2,627      $2,216      $2,001
                                                       ======       ======         ======      ======      ======

Per share of common stock
  Net earnings                                         $22.59       $20.52         $19.46      $16.42      $14.82
  Dividends                                             $4.60        $3.80          $3.25       $2.95       $2.75
  Book value                                          $166.54      $148.88        $135.30     $118.55     $105.08

Average common shares outstanding                     133,043      133,893        135,000     135,000     135,000

Year-end balances:
  Loans, net                                          119,926      114,206        105,258     101,401      93,450
  Securities                                           58,477       51,208         42,171      35,320      32,674
  Total assets                                        197,909      182,692        172,522     149,493     140,985
  Deposits                                            163,809      157,399        150,413     132,112     126,422
  Borrowings                                           11,455        4,815          3,329         994           0
  Shareholders' equity                                 22,158       19,934         18,266      16,004      14,186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This discussion is intended to focus on certain financial information regarding the Company and Bank. The purpose of this discussion is to provide the reader with a more thorough understanding of the financial statements. This discussion should be read in conjunction with the financial statements and accompanying notes contained elsewhere herein.

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Also, management is not aware of any current recommendations by its regulatory authorities that would have a material effect on liquidity, capital resources or operations.

OVERVIEW

The reported results of the Bank are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

AVERAGE BALANCES AND YIELDS. The following tables present for the periods indicated, the total amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to the net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.


                                                                       For the Year Ended December 31
                                                                1997                                 1996
                                                 -------------------------------------------------------------------------
                                                   Average                  Yield/      Average                  Yield/
                                                   Balance     Interest      Rate       Balance     Interest      Rate
                                                 -------------------------------------------------------------------------
                                                                           (Dollars in thousands)
Assets
Interest earning assets:
  Loans (1)(2)(3)                                    $119,552     $11,492      9.61%      $112,005     $10,820      9.66%
  Securities - taxable (4)                             36,389       2,285      6.28%        29,940       1,898      6.34%
  Securities - nontaxable                              20,641       1,012      4.90%        18,268         891      4.88%
  Securities - equity (4)(5)                            1,008          65      6.45%           805          49      6.09%
  Federal funds sold                                    6,749         372      5.51%         5,902         324      5.49%
                                                 -------------------------           --------------------------
    Total interest - earning assets                   184,339      15,226      8.26%       166,920      13,982      8.38%
                                                 -------------------------           --------------------------

Noninterest - earning assets
  Cash and due from other institutions                  6,144                                5,635
  Premises and equipment, net                           2,888                                2,914
  Accrued interest                                      1,549                                1,386
  Other assets                                            697                                  571
  Less allowance for loan losses                      (1,694)                              (1,619)
                                                 ------------                        -------------
    Total                                            $193,923                             $175,807
                                                 ============                        =============

Liabilities and Shareholders Equity
Interest bearing liabilities:
  Interest bearing demand deposits                    $37,358      $1,207      3.23%       $32,253        $928      2.88%
  Savings deposits                                     19,421         552      2.84%        19,035         547      2.87%
  Time deposits                                        87,375       5,091      5.83%        81,725       4,858      5.94%
  Securities sold under repurchase agreements           1,147          39      3.40%             0           0      0.00%
  Federal Home Loan Bank advances                       6,789         455      6.70%         4,176         293      7.02%
                                                 -------------------------           --------------------------
    Total interest bearing liabilities                152,090       7,344      4.83%       137,189       6,626      4.83%
                                                 -------------------------           --------------------------

Noninterest bearing liabilities:
  Demand deposits                                      20,174                               19,228
  Accrued expenses and other liabilities                  592                                  532
                                                 ------------                        -------------
                                                       20,766                               19,760

Shareholder's equity                                   21,067                               18,858
                                                 ------------                        -------------
    Total                                            $193,923                             $175,807
                                                 ============                        =============

Net interest income                                                $7,882                               $7,356
                                                              ===========                          ===========

Interest rate spread (6)                                                       3.43%                                3.55%
                                                                          ==========                           ==========

Net yield on interest earning assets (7)                                       4.28%                                4.41%
                                                                          ==========                           ==========

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan fees of $210,030 in 1997 and $190,723 in 1996.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Equity securities is comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio.
(6) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

RATE AND VOLUME VARIANCES

Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the impact on interest income and interest expense of changes in average assets and liability balances and changes in average rates. For each category of interest-earning assets and interest-bearing liabilities information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                                      1997 Compared to 1996
                                                                    Increase (Decrease) Due to
                                                           Volume              Rate               Net
                                                       ----------------  -----------------  ----------------
                                                                      (Dollars in thousands)
Interest income
  Loans                                                           $729              ($57)              $672
  Securities - taxable                                             409               (22)               387
  Securities - nontaxable                                          116                  5               121
  Securities - equities                                             12                  4                16
  Federal funds sold                                                47                  1                48
                                                       ----------------  -----------------  ----------------
    Total interest earning assets                               $1,313              ($69)            $1,244
                                                       ----------------  -----------------  ----------------

Interest expense
  Interest bearing demand deposits                                $147               $132              $279
  Savings deposits                                                  11                (6)                 5
  Time deposits                                                    336              (103)               233
  Securities sold under
   repurchase agreements                                            39                  0                39
  Federal Home Loan Bank advances                                  183               (21)               162
                                                       ----------------  -----------------  ----------------
    Total interest bearing liabilities                            $716                 $2              $718
                                                       ----------------  -----------------  ----------------

Net change in interest income                                     $597              ($71)              $526
                                                       ================  =================  ================



  COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

NET INCOME Net income for 1997 increased 9.4% to $3,005,000 from $2,747,000 for 1996.

NET INTEREST INCOME Net interest income increased $526,000 or 7.2% to $7,882,000 for 1997, due to an increase of $1,244,000 or 8.9% in interest income, which totaled $15,226,000 for 1997 as compared to $13,982,000 for 1996. The increase in interest income more than offset the $719,000 or 10.9% increase in interest expense.

INTEREST INCOME The increase in interest income resulted primarily from an increase in earnings on loans of $673,000 or 6.2% and investment securities of $524,000 or 18.4%. These increases, which were due primarily to an increase in the average principal balances on loans and investments of $7,500,000 and $9,000,000, respectively, were funded by increases in deposits, repurchase agreements and Federal Home Loan Bank advances.

INTEREST EXPENSE Total interest expense increased $719,000 or 10.9% from $6,625,000 for 1996 to $7,344,000 for 1997. The increase for 1997 was primarily due to an increase in the average volume of interest bearing liabilities of $14,901,000 from $137,189,000 for 1996 to $152,090,000 for 1997. Of this amount, average FHLB advances increased from $4,176,000 for 1996 to $6,789,000 for 1997 to help fund an increasing loan environment.

PROVISION FOR LOAN LOSSES The provision for loan losses was $180,000 for both 1997 and 1996. It was determined that the provision for loan loss for 1997 was adequate due to management's continual evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the loan portfolio, trends in the Bank's delinquent and nonperforming loans, and the impact of economic conditions on borrowers. There can be no assurances, however, that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

OTHER INCOME Other income increased by $8,000 or 1.8% from $439,000 for 1996 to $447,000 for 1997. In addition, in 1997, the Bank introduced an alternative investment service to provide non-insured investment products which resulted in gross income of $11,000.

OTHER EXPENSE Other expense increased by $236,000 or 6.2% from $3,800,000 for 1996 to $4,036,000 for 1997. Compensation and benefits increased $80,000 or 4.1% due to normal salary adjustments. Occupancy and equipment expense increased $68,000 or 12.4% primarily due to increases in depreciation and maintenance on additional furniture and equipment. Other expenses increased by $88,000 or 6.8% due to general overall inflation adjustments.

A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Bank. The Bank has initiated a year 2000 plan and they have closely monitored their situation by thoroughly assessing their systems and programs which may be date sensitive. The systems which are not currently year 2000 compatible are scheduled for renovation before December 1998.

INCOME TAXES Income tax expense increased by $39,000 or 3.6% from $1,069,000 for 1996 to $1,108,000 for 1997. The effective tax rates were 26.9% for 1997 and 28.0% for 1996. The effective tax rate is less than the statutory federal income tax rate of 34% due mainly to the Bank's investment in nontaxable municipal investments.

ASSET QUALITY

Nonperforming loans consist of loans past due 90 days or more and loans for which the accrual of interest has been discontinued. Nonperforming loans totaled approximately $196,000 or 0.16% of total loans at December 31, 1997, as compared to $153,000 or 0.13% of total loans at December 31, 1996. The nonperforming loans as a percentage of the allowance for loan losses was 11.2% and 9.3% at December 31, 1997 and 1996 respectively.

The following table sets forth nonaccrual and past due loans at December 31:


                                                                                      1997               1996
                                                                                 ----------------   ----------------
                                                                                       (Dollars in thousands)
Loans accounted for on a nonaccrual basis                                             $121                $31
Accruing loans which are 90 days or more past due as to
 interest or principal payments                                                        75                 122
                                                                                 ----------------   ----------------
    Total nonperforming loans                                                         $196               $153
                                                                                 ================   ================


Gross interest income that would have been recorded on nonaccrual loans for the year ending December 31, 1997 if the loans had been current in accordance with their original terms totaled approximately $6,000. The interest income actually reflected in earnings for 1997, on nonaccrual loans was approximately $7,000.

Management evaluates loans that are 90 days or more past due to determine if they should be placed on nonaccrual status. Factors considered by management include the estimated value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

There are no impaired loans at December 31, 1997 and 1996.

There are no loans as of December 31, 1997 or 1996 other than those disclosed above as either nonperforming or impaired where known information about the borrower caused management to have serious doubts about the borrower's ability to comply with their contractual repayment obligations. There are also no other interest bearing assets that would be subject to disclosure as either nonperforming or impaired if such interest bearing assets were loans. There are no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans that management is aware of.

SUMMARY OF LOAN LOSS EXPERIENCE

The following schedule presents an analysis of the allowance for loan loss, average loan data and related ratio for the years ended December 31:

                                                                         1997               1996
                                                                   ----------------   ----------------
                                                                         (Dollars in thousands)
Balance at beginning of period                                              $1,653             $1,545

Loan charge-offs:
  Real estate - residential                                                      0                  0
  Real estate - farm                                                             0                  0
  Real estate - commercial                                                       0                  0
  Real estate - construction                                                     0                  0
  Commercial and other                                                          20                 12
  Consumer and credit card                                                     170                 99
                                                                   ----------------   ----------------
                                                                               190                111
                                                                   ----------------   ----------------

Recoveries:
  Real estate - residential                                                      0                  0
  Real estate - farm                                                             0                  0
  Real estate - commercial                                                       0                  0
  Real estate - construction                                                     0                  0
  Commercial and other                                                           7                 17
  Consumer and credit card                                                      95                 22
                                                                   ----------------   ----------------
                                                                               102                 39
                                                                   ----------------   ----------------

Net (charge-offs)/recoveries                                                   -88                -72
Additions charged to operations                                                180                180
                                                                   ----------------   ----------------
Balance at end of period                                                    $1,745             $1,653
                                                                   ================   ================

Ratio of net (charge-offs)/recoveries during period to
 average loans outstanding                                                  -0.07%             -0.06%



         COMPARISON OF DECEMBER 31, 1997 AND 1996 FINANCIAL CONDITION

Total assets were $197,909,000 at December 31, 1997, an increase of $15,217,000 or 8.3% from $182,692,000 at December 31, 1996. Those balance sheet categories reflecting significant changes included securities held to maturity, total loans, interest bearing deposits, repurchase agreements and Federal Home Loan Bank advances, and are discussed below.

Securities held to maturity were $23,398,000 at December 31, 1997, an increase of $5,033,000 or 27.4% from $18,365,000 at December 31, 1996. Nontaxable obligations of states and political subdivisions comprised 99.6% and 99.5% of the total of securities held to maturity at December 31, 1997 and 1996, respectively.

Total loans were $122,034,000 at December 31, 1997 an increase of $5,775,000 or 5.0% from $116,259,000 at December 31, 1996. The majority of the increase occurred in the real estate -commercial ($3,117,000) and consumer and credit ($3,202,000) loan categories. The various types of loans secured by real estate represents 55.2% of total loans at December 31, 1997, compared to 55.4% of total loans at December 31, 1996. The remainder of the portfolio consists of commercial, consumer and credit card loans. Late in 1997, the Bank began to offer residential mortgage loan customers a new fixed rate product. This program enabled the Bank to offer competitive long term fixed rates. These loans are made with the intent to sell in the secondary loan market. The Bank generally does not purchase or sell significant participations in loans. The Bank's loans are primarily to customers located within its local trade area.

Interest bearing demand deposits were $37,574,000 at December 31, 1997, an increase of $5,525,000 or 17.2% from $32,049,000 at December 31, 1996. A decrease among various demand deposit accounts was offset by an influx of $8,000,000 in public funds in March 1997 from a local school district for the construction of a new facility. These funds are expected to be withdrawn over a period of twenty-four months and have been invested in securities with similar maturities.

Securities sold under agreements to repurchase totaling $2,710,000 at December 31, 1997. There were no securities sold under agreements to repurchase at December 31, 1996.

Federal Home Loan Bank advances were $8,745,000 at December 31, 1997, an increase of $3,930,000 or 81.6% from $4,815,000 at December 31, 1996. These borrowings are used to fund fixed rate residential real estate loans with similar maturities.

CAPITAL RESOURCES AND LIQUIDITY

Shareholders' equity totaled $22,158,000 at December 31, 1997, an increase of $2,224,000 or 11.2% from $19,934,000 at December 31, 1996. This increase reflects earnings of $3,005,000, purchases of treasury shares of $312,000, dividends paid of $611,000 and an increase in the net unrealized gain on securities of $142,000. Total shareholders equity was 11.2% of total assets at December 31, 1997, compared to 10.9% at December 31,1996.

Banking regulations have established minimum capital requirements for financial institutions including risk-based capital ratios and leveraged ratios. As of December 31, 1997 the appropriate regulatory authorities have categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action.

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Cincinnati. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management monitors projected liquidity needs and determines the level desirable, based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

Cash and amounts due from depository institutions and federal funds sold totaled $14,601,000 at December 31, 1997. These assets provide the primary source of liquidity for the Bank. In addition, management has designated a substantial portion of the investment portfolio, ($35,079,000) as available for sale and has an available line of credit with the Federal Home Loan Bank of Cincinnati with a borrowing limit of approximately $15,900,000 at December 31, 1997 to provide additional sources of liquidity.

The Bank's net interest income is sensitive to changes in interest rates. To mitigate the impact of changing interest rates on net interest income, the Bank manages interest rate sensitivity and assets/liability products through an assets/liability management committee. The asset/liability management committee meets as necessary to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Bank's need for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market area, as well, as the Bank's cost of funds.

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, the Bank has originated adjustable-rate loans and as of December 31, 1997, they comprised approximately 68% of the total loan portfolio.

The Committee manages the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The Committee then monitors the impact of the interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to reduce the interest rate sensitivity of interest earning assets and attempt to match the maturities of interest earning assets with interest bearing liabilities, while allowing for a mismatch in an attempt to increase net interest income.

The table below provides a measure of the Bank's interest rate sensitivity at December 31, 1997. The amount of assets or liabilities which reprice or mature within a period were determined based on the contractual terms of the assets or liability. Savings, NOW and money market demand deposit accounts reprice at management's discretion and therefore are included in the amount repricing within three months. This table may not reflect the actual impact on the Bank's changes in interest rates because the repricing of various categories of rate sensitive assets and liabilities are subject to other factors such as competition, customer preference, and management influence.

PERIOD TO MATURITY OR REPRICING


                                                     Within         Three to                         After
                                                      Three          Twelve       One to Five        Five
                                                     Months          Months          Years           Years           Total
                                                 -------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)

Loans, before allowance (1)                              $55,731        $34,619         $18,451         $12,870        $121,671
Securities (2)                                             3,273          6,224          25,654          22,283          57,434
Federal Funds Sold                                         8,300              0               0               0           8,300
                                                 -------------------------------------------------------------------------------
   Total                                                  67,304         40,843          44,105          35,153         187,405
                                                 -------------------------------------------------------------------------------
SAV., NOW, MMDA                                           56,951              0               0               0          56,951
Time Deposits                                             19,223         50,856          12,467           2,719          85,265
Other Borrowings                                           2,710            500               0           8,245          11,455
                                                 -------------------------------------------------------------------------------
   Total                                                  78,884         51,356          12,467          10,964         153,671
                                                 -------------------------------------------------------------------------------

Interest earning assets less interest bearing
 liabilities (maturity gap)                            ($11,580)      ($10,513)         $31,638         $24,189         $33,734
                                                 ===============================================================================

Cumulative Interest Rate Sensitivity Gap               ($11,580)      ($22,093)          $9,545         $33,734
                                                 ===============================================================================

Cumulative Interest Rate Sensitivity Gap
 as a percent of total interest earning assets            -6.18%        -11.79%           5.09%          18.00%

Cumulative Interest Rate Sensitivity Gap
 as a percent of total assets                             -5.85%        -11.16%           4.82%          17.05%
                                                 ===============================================================================

(1) Loans exclude non-accrual loans and is net of deferred loan fees

(2) Securities exclude $1,043,000 in equity securities

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

PENDING ACCOUNTING PRONOUNCEMENTS

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provision of Statement No. 125, an amendment of Statement No. 125." The adoption of the provision of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.

CERTAIN STATISTICAL INFORMATION

The following schedules present, for the period indicated, certain financial and statistical information, or a specific reference as to the location of the required disclosures elsewhere herein.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY, INTEREST RATES AND INTEREST DIFFERENTIAL

The information required under this section is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations.

INVESTMENT PORTFOLIO

The amortized cost, unrealized gains and losses, and estimated market values are as follows at December 31:


                                                                                           1997
                                                              --------------------------------------------------------------
                                                                                Gross            Gross            Estimated
                                                              Amortized      Unrealized       Unrealized            Market
                                                                 Cost           Gains           Losses              Value
                                                              -----------   ------------     ------------        -----------
Available for Sale
         U.S. Treasury securities                               $ 9,781,819      $ 20,337         $     -          $ 9,802,156
         Obligations of U.S. Government
          Agencies and Corporations                              24,304,525        27,237          98,812           24,232,950
                                                                -----------      --------         -------          -----------
              Total debt securities                              34,086,344        47,574          98,812           34,035,106
         Equity securities                                        1,043,410             -               -            1,043,410
                                                                -----------      --------         -------          -----------
              Total                                             $35,129,754      $ 47,574         $98,812          $35,078,516
                                                                ===========      ========         =======          ===========

Held to Maturity
         Obligations of States and Political
          Subdivisions                                          $23,298,480      $575,642         $ 7,214          $23,866,908
         Corporate Securities                                       100,000             -             375               99,625
                                                                -----------      --------         -------          -----------
              Total                                             $23,398,480      $575,642         $ 7,589          $23,966,533
                                                                ===========      ========         =======          ===========



                                                                                              1996
                                                                --------------------------------------------------------------
                                                                                Gross            Gross             Estimated
                                                                Amortized      Unrealized       Unrealized          Market
                                                                  Cost           Gains           Losses             Value
                                                                ---------     -----------      ----------         -----------
Available for Sale
         U.S. Treasury securities                               $   994,508     $  2,992          $      -         $   997,500
         Obligations of U.S. Government
          Agencies and Corporations                              31,225,987       18,595           288,354          30,956,228
                                                                -----------     --------          --------         -----------
              Total debt securities                              32,220,495       21,587           288,354          31,953,728
         Equity securities                                          889,210            -                 -             889,210
                                                                -----------     --------          --------         -----------
              Total                                             $33,109,705     $ 21,587          $288,354         $32,842,938
                                                                ===========     ========          ========         ===========

Held to Maturity
         Obligations of States and Political
          Subdivisions                                          $18,264,587     $257,491          $114,124         $18,407,954
         Corporate Securities                                       100,000            -             1,920              98,080
                                                                -----------     --------          --------         -----------
              Total                                             $18,364,587     $257,491          $116,044         $18,506,034
                                                                ===========     ========          ========         ===========


MATURITY OR NEXT RATE ADJUSTMENT DATE

The following is a schedule of maturities or next rate adjustment date and related weighted average yields of securities at December 31, 1997

                                                              After three months but        After one year but
                                     Within three months          Within one year           Within five years
                                   ------------------------- -------------------------- ---------------------------
                                      Amount        Yield       Amount         Yield        Amount         Yield
                                   -------------- ---------- --------------  ---------- ----------------  ---------
Available for Sale (1)
  U.S. Treasury securities            $2,496,875      5.89%     $2,005,000       5.99%       $5,300,281      5.91%

  Obligations of U.S. Government
   agencies and corporations             500,000      6.06%      1,791,562       5.23%       18,188,076      6.22%

  Equity securities (2)                        0      0.00%              0       0.00%                0      0.00%
                                   -------------- ---------- --------------  ---------- ----------------  ---------

Total                                 $2,996,875      5.92%     $3,796,562       5.63%      $23,488,357      6.15%
                                   ============== ========== ==============  ========== ================  =========

Held to Maturity
  Obligations of states and
political
  subdivisions (3)                      $275,519      4.14%     $1,927,213       4.50%       $9,663,493      4.96%

Corporate bonds                                0      0.00%              0       0.00%          100,000      6.00%
                                   -------------- ---------- --------------  ---------- ----------------  ---------

  Total                                 $275,519      4.14%     $1,927,213       4.50%       $9,763,493      4.97%
                                   ============== ========== ==============  ========== ================  =========



                                          After five but
                                         Within ten years          After 10 Years
                                     ------------------------- -----------------------
                                        Amount        Yield      Amount       Yield          Total
                                     -------------- ---------- ------------  ---------  ----------------

Available for Sale (1)
  U.S. Treasury securities                      $0      0.00%           $0      0.00%        $9,802,156

  Obligations of U.S. Government
   agencies and corporations             3,753,312      6.68%            0      0.00%        24,232,950

  Equity securities (2)                          0      0.00%            0      0.00%                 0
                                     -------------- ---------- ------------  ---------  ----------------

Total                                   $3,753,312      6.68%           $0      0.00%       $34,035,106
                                     ============== ========== ============  =========  ================

Held to Maturity
  Obligations of states and
political
  subdivisions (3)                     $11,140,535      4.82%     $291,720      4.62%       $23,298,480

Corporate bonds                                  0      0.00%            0      0.00%           100,000
                                     -------------- ---------- ------------  ---------  ----------------

  Total                                $11,140,535      4.82%     $291,720      4.62%       $23,398,480
                                     ============== ========== ============  =========  ================


(1) The weighted average yield has been computed using the historical amortized cost for available for sale securities.
(2) Excludes $1,043,410 of equity securities which have no stated maturity.
(3) Weighted average yields on nontaxable obligations have been computed based on actual yield stated on the security.

Excluding holdings of U.S. Treasury and other agencies and corporations of the U.S. Government, there were no investments in securities of any one issuer that exceeded 10% of the bank's shareholder equity at December 31, 1997.

LOAN PORTFOLIO

Types of loans. Total loans on the balance sheet are comprised of the following classifications as December 31:

                                                      1997                    1996
                                              ---------------------   ---------------------
Real estate - residential                              $41,473,027             $39,820,133
Real estate - farm                                       3,846,541               4,589,030
Real estate - commercial                                21,204,753              18,087,851
Real estate - construction                                 782,569               1,947,042
Commercial and other                                    33,745,364              34,035,720
Consumer and credit card                                20,981,516              17,779,182
Deferred loan fees                                       (363,127)               (399,181)
                                              ---------------------   ---------------------
                                                      $121,670,643            $115,859,777
                                              =====================   =====================


MATURITIES & SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

The following is a schedule of maturities and sensitivities of loans subject to changes in interest rates as of December 31, 1997:


                                                                     One                    Over
                                            One Year               Through                  Five
                                            or Less               Five Years               Years
                                      ---------------------   -------------------   ---------------------
Real estate - residential                       $2,294,391              $864,179             $29,939,728
Real estate - farm                                       0               122,541               3,476,019
Real estate - commercial                            10,950             1,024,824              17,880,817
Real estate - construction                         440,029                     0                       0
Commercial and others                           14,707,077             6,393,392               5,165,706
Consumer and credit card                                 0                94,726                 659,107

RISK ELEMENTS

The information required under this section is set forth under the heading0 "Asset Quality" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF LOAN LOSS EXPERIENCE

Analysis of Loan Loss Experience. The information required under this section is set forth under the heading "Summary of Loan Loss Experience" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Allocation of the Allowance for Loan Losses. The following table allocates the allowance for loan losses at December 31, 1997 and 1996 to each loan category. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans at the dates indicated, although the entire allowance balance is available to absorb any actual charge-offs that may occur.


                                                                1997                                  1996
                                                 -----------------------------------   -----------------------------------
                                                                      Percentage                            Percentage
                                                                      of Loans to                           of Loans to
                                                    Allowance         Total Loans         Allowance         Total Loans
                                                 ----------------   ----------------   ----------------   ----------------
Real estate - residential                                   $295             34.00%               $264             34.20%
Real estate - farm                                            25              3.20%                 27              3.90%
Real estate - commercial                                     165             17.40%                137             15.60%
Real estate - construction                                     0              0.60%                  0              1.70%
Commercial and other loans                                   228             27.70%                232             29.30%
Consumer and credit loans                                    185             17.10%                209             15.30%
Unallocated                                                  847              0.00%                784              0.00%
                                                 ----------------   ----------------   ----------------   ----------------
                                                          $1,745            100.00%             $1,653            100.00%
                                                 ================   ================   ================   ================

DEPOSITS

Average Amounts and Rates. The information required under this section is set forth under the heading "Overview - Average Balances and Yields" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Foreign Deposits.  There are no foreign deposits at December 31, 1997.

Maturity of Time Deposits of $100,000 or More. The following is a schedule of maturities of time deposits in amounts of $100,000 or more as of December 31, 1997 (in thousands):

Three months or less                              $6,013
Three through six months                           7,928
Six through twelve months                          6,997
Over twelve months                                   837
                                         ----------------
Total                                            $21,775
                                         ================

RETURN ON EQUITY AND ASSETS

The ratio of net income to daily average total assets and average shareholders' equity, and certain other ratios, are as follows:

                                                                                      December 31,
                                                                                1997              1996
                                                                          ----------------   ----------------
  Percentage of net income to:

    Average total assets                                                            1.55%              1.56%

    Average shareholders' equity                                                   14.26%             14.57%

  Percentage of dividends declared per common share to net
   income per common share                                                         20.36%             18.52%

  Percentage of average shareholders' equity to average
   total assets                                                                    10.86%             10.73%


SHORT-TERM BORROWINGS

This information is not required as the average amount of borrowings during the period did not exceed 30% of shareholders' equity.


ITEM 3. PROPERTIES.

         The Bank owns or leases the real property used in its business as follows:

                  Main Office:                       Berlin, Branch
                  165 N. Main Street                 4843 East Main St.
                  Killbuck, Ohio 44637               Berlin, Ohio 44610

                  Mt. Hope Branch                    Millersburg North Office
                  8115 State Rt. 241                 181 N. Washington St.
                  Mt. Hope, Ohio 44660               Millersburg, Ohio 44654

                  Millersburg South Office
                  1642 S. Washington St.
                  Millersburg, Ohio 44654

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL SHAREHOLDERS:

To the Company's knowledge, except as noted below, no person or entity owns beneficially, directly or indirectly, 5 percent or more of the Company's common stock as of March 31, 1998.

                                                     Amount and Nature of               % of
Name and Address of Beneficial Owner                 Beneficial Ownership               Class
---------------------------------------------------------------------------------------------
The Holmes Limestone Co.                             9024 Shares                        6.85%
P.O. Box 295
Berlin, Ohio 44610

Thomas D. Gindlesberger                              7000 Shares                        5.29%
P.O. Box 129
Millersburg, Ohio 44654

MANAGEMENT:

The following table sets forth, as of March 31, 1998, information as to the beneficial ownership of the Company's Common Stock by each Directors and Executive Officer and All Directors and Executive Officers as a group.


                                                 Shares of Company Common
                                               Stock Owned Beneficially as     Percentage of Beneficial
                      Name & Age                        of 3/31/98             Ownership as of 3/31/98
                     ----------                         ----------            -------------------------
             John W. Baker                                 106                           .08%
             Robert D. Bell (1)                            573                           .43%
             Richard L. Fowler (2)                         1224                          .92%
             Thomas D. Gindlesberger                       7000                         5.29%
             Craig A. Lawhead (3)                          260                           .20%
             Allan R. Mast (4)                             394                           .30%
             Dean J. Mullet                                 26                           .02%
             Luther E. Proper                              1209                          .91%
             Kenneth E. Taylor                              50                           .04%
             Michael S. Yoder                               50                           .04%

             All directors and executive                  10892                         8.23%
             officers as a group
             ---------------------------------

-------------
(1)  500 shares owned individually, 73 shares in spouse's name.
(2)  495 shares owned individually, 729 shares owned jointly with spouse.
(3)  125 shares owned individually, 135 shares owned jointly with spouse.
(4) 75 shares owned individually, 179 shares owned jointly with spouse, 140 shares owned in name of Holmes M & M Construction.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS:

                                              PRINCIPAL
                NAME & AGE                    OCCUPATION                          DIRECTOR SINCE
                ----------                    -----------                         --------------
                Richard L. Fowler             President, Mobile Homes of               1992
                (Age 68)                      Ohio

                Robert D. Bell                Chairman of the Board,                   1992
                (Age 71)                      Killbuck Bancshares, Inc.
                                              and The Killbuck Savings
                                              Bank Co.

                Luther E. Proper              President and CEO, Killbuck              1992
                (Age 49)                      Bancshares and The Killbuck
                                              Savings Bank Co.

                Thomas D. Gindlesberger       Attorney-at-Law                          1992
                (Age 72)

                Dean J. Mullet                President, Mullet Cabinet                1992
                (Age 46)

                Kenneth E. Taylor             Farmer                                   1992
                (Age 45)

                John W. Baker                 President, Burgett Insurance             1992
                (Age 53)

                Michael S. Yoder              Owens-Brockway                           1992
                (Age 56)

                Allan R. Mast                 Co-Owner Holmes M&M                      1992
                (Age 48)                      Construction



Executive Officer:

                                              PRINCIPAL
                NAME & AGE                    OCCUPATION
                ----------                    -----------
                Luther E. Proper              President and CEO, Killbuck
                 (Age 49)                     Bancshares and The Killbuck
                                              Savings Bank Co
                Craig A. Lawhead              Executive Vice President,
                (Age 40)                      Killbuck Bancshares, and
                                              The Killbuck Savings Bank
                                              Co.


    Each individual has held the position noted during the past five years.

ITEM 6.  EXECUTIVE COMPENSATION.


         The following remuneration table sets forth all direct remuneration paid by the Bank in 1997 to the Company's President and Chief Executive Officer. No other Officers' total compensation exceeded $100,000 for the year ended 1997.

                           SUMMARY COMPENSATION TABLE
                               Annual Compensation
                             ------------------------

     Name and                                                         All Other
Principal Position         Year          Salary        Bonus         Compensation
------------------         ----          ------        -----          -----------
Mr. Luther E. Proper       1997         $102,500      $22,597           $7,990.95
President and Chief        1996          $95,000      $21,743           $8,161.11
  Executive Officer        1995          $85,250      $20,279           $7,907.76

REPORT OF THE COMPENSATION COMMITTEE OF KILLBUCK BANCSHARES, INC. ON
COMPENSATION

         Under rules established by the Securities and Exchange Commission (the "SEC"), the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company's President and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers, whose compensation exceeded $100,000 during the Company's fiscal year. The disclosure requirements, as applied to the Company, include only the Company's President and Chief Executive Officer Mr. Luther E. Proper. The disclosure includes the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting such officers. Killbuck Bancshares, Inc. is a holding company and owns a single operating subsidiary, The Killbuck Savings Bank Company. Killbuck Bancshares, Inc. has no direct employees. All disclosures contained in this Proxy Statement regarding executive compensation reflect compensation paid by The Killbuck Savings Bank Company. The Compensation Committee of the Company has the responsibility of determining the compensation policy and practices with respect to all Executive Officers. At the direction of the Board of Directors, the Compensation Committee has prepared the following report for inclusion in this Proxy Statement.

         Compensation Philosophy. This report reflects the Company's compensation philosophy as endorsed by the Compensation Committee. The Compensation Committee makes a recommendation regarding the level of compensation for Mr. Proper. The Compensation Committee determines the level of compensation for all other Executive Officers within the constraints of the amounts approved by the Board.

         Essentially, the executive compensation program of the Company has been designed to:

- Support a pay-for-performance policy that awards Executive Officers for corporate performance.
-    Motivate key Executive Officers to achieve strategic business goals.
- Provide compensation opportunities which are comparable to those offered by other peer group companies; thus allowing the Company to compete for and retain talented executives who are critical to the Company's long-term success.

         Salaries. Effective January 1, 1997, the Compensation Committee recommended and the Board increased the salary paid to Mr. Proper. The increase reflected consideration of competitive data reported in compensation surveys and the Compensation Committee's assessment of the performance of such executives over the intervening year and recognition of the Company's performance during 1996. In addition, the Compensation Committee approved compensation increases for all other Executive Officers of the Company. Executive Officer salary increase determinations are based upon an evaluation of such executives' performance against goals set in the prior year.

         Cash Bonus Plan. The Company maintains a cash bonus plan (the "Bonus Plan") which allocates a portion of the Company's net income for the purpose of employee cash bonuses on an annual basis. The award of a bonus to any employee under the terms of the Bonus Plan is discretionary and in the case of Mr. Proper is determined by the Board of Directors upon the recommendation of the Compensation Committee, and in all other cases is determined by the Compensation Committee upon recommendation of management.

         The Compensation Committee has determined that a significant portion of executive compensation should be payable in an annual bonus which shall be based principally upon the financial performance of the Company. The Compensation Committee believes that it is important to reward executive management based upon the success of the Company.

THIS REPORT ON COMPENSATION IS SUBMITTED BY THE COMPENSATION COMMITTEE MEMBERS:

         John Baker, Robert Bell, Thomas Gindlesberger, Allan Mast, Luther
Proper

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Mr. Luther E. Proper, the Company's President and Chief Executive Officer served on the Compensation Committee of the Company, which is responsible for compensation matters (see "Report of the Compensation Committee of Killbuck Bancshares, Inc. on Compensation" in this Proxy Statement).

         Although Mr. Proper served on the Compensation Committee, he did not participate in any decisions regarding his own compensation as an Executive Officer.

Director Compensation

         Directors of the Company, other than those persons who serve as officers of the Company and its subsidiary, The Killbuck Savings Bank Company, received an annual retainer of $6,000 during 1997. The Chairman of the Board received an annual retainer of $7,200. Effective January 1, 1998, the fee stayed the same.


PERFORMANCE GRAPH - FIVE-YEAR SHAREHOLDER RETURN COMPARISON

         The SEC requires that the Company include in this Proxy Statement a line-graph presentation comparing cumulative five-year shareholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Company. The Company has selected the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index for purposes of this performance comparison. The chart below compares the value of $100 invested on December 31, 1990, in the Company's stock, the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index.

       COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG KILLBUCK
      BANCSHARES, INC., DOW JONES EQUITY MARKET INDEX & DOW JONES MAJOR
            REGIONAL BANK INDEX FOR FISCAL YEAR ENDING DECEMBER 31
                                 [LINE GRAPH]


      ASSUMES $100 INVESTED ON JANUARY 1, 1992                          *TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
      IN KILLBUCK BANCSHARES, INC. COMMON STOCK,
      DOW JONES EQUITY MARKET INDEX & DOW JONES MAJOR
      REGIONAL BANK INDEX

                                  1992        1993        1994        1995        1996        1997
                                  ----        ----        ----        ----        ----        ----
KILLBUCK BANCSHARES, INC.         $100.00     $116.40     $134.60     $188.53     $272.48     $404.92
DOW JONES EQUITY MARKET INDEX     $100.00     $109.95     $110.76     $152.49     $187.63     $251.34
DOW JONES REGIONAL BANK INDEX     $100.00     $105.27     $101.31     $162.02     $222.62     $347.78


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Some of the directors, officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated were customers of and have had banking transactions with the Bank in the ordinary course of the Bank's business in the past and up to the present time. All loans and commitments for loans included in such transactions were made on substantially the same terms including interest rates and collateral as were prevailing at the time for comparable transactions with other persons. In the opinion of the Board of Directors of the Bank, these loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features.

         The Company and/or the Bank have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features.


ITEM 8.  LEGAL PROCEEDINGS.

         There is no pending litigation which, in the opinion of management, will adversely impact the financial condition of the Company or the Bank. There is litigation threatened by a bank customer which has not been initiated as of the preparation of this offering circular. In the event that the threatened litigation is initiated, management and its counsel do not believe that any loss other than those associated with the collection process shall be incurred. Consequently, it is the opinion of management that the threatened litigation shall not have a material adverse impact upon the financial condition of the Company and the Bank.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

a.       Market Information

         There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information prior to March 31, 1998 is based on information reported to the Company by individual buyers and sellers of the Company's stock.

                                      1998

       First Quarter                 Second Quarter
       -------------                 -------------
High              Low         High              Low
           347.51                       Unknown

                                                        1997
       First Quarter                 Second Quarter                Third Quarter               Fourth Quarter
       -------------                 --------------                -------------               --------------
High              Low         High              Low         High              Low        High              Low
          Unknown                        271.50             279.93            277.54               Unknown

                                                        1996
       First Quarter                 Second Quarter                Third Quarter               Fourth Quarter
       -------------                 --------------                -------------               --------------
High              Low         High              Low         High              Low        High              Low
           214.23                        215.25             217.33            213.27               Unknown


         The Company currently has 132,380 shares of common stock outstanding. All of such shares are and, upon effectiveness of this Registration Statement, will be eligible for sale in the open market without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by affiliates of the Company, which shares are and will be subject to resale limitations under Rule 144 promulgated under the Securities Act. As of April 30, 1998, directors and executive officers of the Company had beneficial ownership of an aggregate of 10,892 shares of the Company's common stock, none of which is restricted stock. The Company has two shareholders (Holmes Limestone and Thomas Gindlesberger) with beneficial ownership of more than five percent of its outstanding shares and no shareholders holding restricted shares other than directors and executive officers.

         In general, under Rule 144, commencing ninety days after the effective date of this Registration Statement, affiliates of the Company may sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of common stock or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding commencement of the sales in question. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice to the Securities and Exchange Commission, and the availability of current public information about the Company.

         The Company has no outstanding options or warrants to purchase shares of its common stock or securities convertible into shares of common stock.

b.       Holders

         The number of holders of record of the Company's common stock at April 30, 1998 was 533.

c.       Dividends

         Dividends per share declared by the Company on the common stock during the first four months of 1998 and the years of 1997 and 1996 are as follows:


                      1998               1997                         1996
Month
     June             $0.00              $2.20                        $1.80
     December         $0.00              $2.40                        $2.00


TOTALS                $0.00              $4.60                        $3.80
                      =====              =====                        =====


         The Company currently expects that comparable annual cash dividends will continue to be paid in the future. However, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity and Notes to Consolidated Financial Statements - Dividend Restrictions (Footnote No. 15) for additional information on dividend restrictions.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         During 1995, 1996 and 1997 the Company sold 26 of its common shares in one transaction which was sold in reliance upon an exemption from registration under 3(a)(11) of the Securities Act of 1933,



Date                      Number of Shares               Price
----                      ----------------               -----
8/23/96                   26                             $214.23 to Dean Mullett,
Director



ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The Company has 200,000 of shares authorized and 132,380 shares outstanding as of April 30, 1998. Effective May 1, 1998, the Company will have a 5 for 1 stock split.

         The holders of the Shares have no preemptive right to acquire other or additional Shares which may, from time to time, be authorized and issued by the Company.

         Each Share of Common Stock of the Company entitles the holder thereof to (1) vote on all matters. Shareholders of the Company do not have cumulative voting rights in the election of directors.

         The Articles of Incorporation of the Company contains provisions providing for indemnification of the Company's Directors and Officers and the purchase of insurance in connection with such indemnification.

         The Articles of Incorporation also contain certain provisions to protect the interest of the Company and its shareholders from any hostile takeover attempts. A vote of at least a majority of the "disinterested shares" of capital stock of the Company is required to approve certain mergers, consolidations, sale of substantially all of the assets and similar transactions involving control of the Company. In addition the Articles of Incorporation contain a provision which "classifies" the board into three classes and provides for the election of directors to three-year terms. The removal of a director requires the affirmative vote of three-fourths of the outstanding shares of the Company. These provisions and limitations will make it more difficult for companies or persons to acquire control of the Company without the support of the Board of Directors of the Company. However, these provisions also could deter offers for Shares in the Company which might be viewed by certain Investors not to be in their best interest.



ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article VII of the Company's Code of Regulations.

The Code of Regulations of the Company provide for mandatory indemnification of any person who was or is a party or is threatened to made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director of the company. The Code of Regulations provides for permissive indemnification in the case of actions by or in the right of the Company.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Registrant's Financial Statements are attached hereto as an exhibit.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements with the independent accountants on matters of accounting principles or financial statement disclosure required to be reported under this item. There has been no change in accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

A.       Annual Financial Statements

         Independent Auditors' Report
         Consolidated Balance Sheets,
                  December 31, 1997 and 1996
         Consolidated Statements of Earnings,
                  Years ended December 31, 1997, 1996 and 1995
         Consolidated Statements of Shareholders' Equity
                  Years ended December 31, 1997, 1996 and 1995
         Consolidated Statements of Cash Flows,
                  Years ended December 31, 1997, 1996 and 1995
         Notes to Consolidated Financial Statements,
                  December 31, 1997, 1996 and 1995

B.       Exhibits

         2. Plan of acquisition, reorganization, arrangement, liquidation, or succession
         3.       Articles of incorporation and by-laws
         4. Instruments defining the rights of security holders, including indentures
         9.       Voting trust agreement
         10.      Material contracts
         11.      Statement re computation of per share earnings
         12.      Statements re computation of ratios
         16.      Letter re change in certifying accountant
         21.      Subsidiaries of the registrant
         24.      Power of attorney
         27.      Financial data schedule
         99.      Additional exhibits

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Killbuck Bancshares, Inc.


Date: April 30, 1998

By:      /s/ Luther E. Proper
   ------------------------------------
         Luther E. Proper, President

                                  EXHIBIT INDEX

Exhibit Number                      Description
--------------                      -----------

(a)  Financial Statements:
     Report of Independent Auditors
     Consolidated Balance Sheet
     Consolidated Statement of Income
     Consolidated Statement of Changes in Shareholders' Equity
     Consolidated Statement of Cash Flows
     Notes to Consolidated Financial Statements

(b)  Exhibits

         (2)       Not Applicable

         (3), (i)  Articles of Incorporation and Code of Regulations

         (4)       None

         (9)       None

         (10) Agreement and Plan of Reorganization with Commercial and Savings Bank Co.,

         (11) Not Applicable - Registrant has a simple capital structure comprised of solely common stock and no debt securities outstanding.

         (12) Not Applicable - Registrant has a simple capital structure comprised of solely common stock.

         (16)      None

         (21)      Subsidiaries of the Registrant

         (24)      Not Applicable

         (27)      Financial Data Schedule

         (99)      None

                            KILLBUCK BANCSHARES, INC.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

                                                                       Page
                                                                     Number

Report of Independent Auditors                                         37

Financial Statements:                                                  38

     Consolidated Balance Sheet                                        39

     Consolidated Statement of Income                                  40

     Consolidated Statement of Changes in Shareholders' Equity         41

     Consolidated Statement of Cash Flows                              42


Notes to Consolidated Financial Statements

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Killbuck Bancshares, Inc.


We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

As explained in the notes to the consolidated financial statements, effective January 1, 1995, the Company adopted a new method of accounting for impairment of loans and related allowance for loan losses.

S. R. Snodgrass, A. C.

Steubenville, Ohio
January 23, 1998

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET



                                                                                                       December 31,
                                                                                                 1997               1996
                                                                                                 ----               ----
ASSETS
     Cash and cash equivalents:
         Cash and amounts due from depository institutions                                    $  6,300,777        $  6,140,758
         Federal funds sold                                                                      8,300,000           6,100,000
                                                                                              ------------        ------------
              Total cash and cash equivalents                                                   14,600,777          12,240,758

     Investment securities:
         Securities available for sale                                                          35,078,516          32,842,938
         Securities held to maturity (market value of $23,966,533
          and $18,506,034)                                                                      23,398,480          18,364,587
                                                                                              ------------        ------------
              Total investment securities                                                       58,476,996          51,207,525

     Loans, net                                                                                119,926,057         114,206,455

     Premises and equipment, net                                                                 2,808,078           2,973,786
     Accrued interest                                                                            1,633,451           1,506,926
     Other assets                                                                                  463,271             556,708
                                                                                              ------------        ------------
              Total assets                                                                    $197,908,630        $182,692,158
                                                                                              ============        ============

LIABILITIES
     Deposits:
         Noninterest bearing demand                                                           $ 21,592,573        $ 20,904,824
         Interest bearing demand                                                                37,574,203          32,048,553
         Savings                                                                                19,376,757          19,848,413
         Time                                                                                   85,265,101          84,597,359
                                                                                               ------------       ------------
              Total deposits                                                                   163,808,634         157,399,149
     Securities sold under repurchase agreements                                                 2,710,000                   -
     Federal Home Loan Bank advances                                                             8,745,174           4,814,648
     Accrued expenses and other liabilities                                                        487,213             544,621
                                                                                              ------------        ------------
              Total liabilities                                                                175,751,021         162,758,418
                                                                                              ------------        ------------

SHAREHOLDERS' EQUITY
     Common stock - 200,000 shares authorized, 135,000
      issued with no par value                                                                   2,700,000           2,700,000
     Capital surplus                                                                             3,106,500           3,106,500
     Retained earnings                                                                          17,018,414          14,624,364
     Net unrealized loss on securities available for sale                                          (33,817)           (176,066)
     Treasury stock, at cost (2,620 and 1,500 shares)                                             (633,488)           (321,058)
                                                                                              ------------        ------------
              Total shareholders' equity                                                        22,157,609          19,933,740
                                                                                              ------------        ------------

              Total liabilities and shareholders' equity                                      $197,908,630        $182,692,158
                                                                                              ============        ============


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF INCOME




                                                                    Year Ended December 31,
                                                         1997               1996                1995
                                                         ----               ----                ----
INTEREST INCOME
     Interest and fees on loans                     $11,491,831         $10,819,285         $10,282,897
     Federal funds sold                                 372,153             324,411             430,348
     Investment securities:
         Taxable                                      2,349,656           1,947,044           1,265,371
         Tax exempt                                   1,012,341             890,981             832,428
                                                    -----------         -----------         -----------
              Total interest income                  15,225,981          13,981,721          12,811,044
                                                    -----------         -----------         -----------

INTEREST EXPENSE
     Deposits                                         6,850,752           6,331,213           5,690,017
     Federal Home Loan Bank advances                    454,791             292,726             125,588
     Other                                               38,637               1,521                 332
                                                    -----------         -----------         -----------
              Total interest expense                  7,344,180           6,625,460           5,815,937
                                                    -----------         -----------         -----------

NET INTEREST INCOME                                   7,881,801           7,356,261           6,995,107

Provision for loan losses                               180,000             180,000             180,000
                                                    -----------         -----------         -----------

NET INTEREST INCOME AFTER PROVISION FOR
 LOAN LOSSES                                          7,701,801           7,176,261           6,815,107
                                                    -----------         -----------         -----------

OTHER INCOME
     Service fees on deposit accounts                   375,676             383,377             348,715
     Other                                               71,849              55,946              62,066
                                                    -----------         -----------         -----------
              Total other income                        447,525             439,323             410,781
                                                    -----------         -----------         -----------

OTHER EXPENSE
     Salaries and employee benefits                   2,028,629           1,948,362           1,812,393
     Occupancy expense                                  164,505             157,771             151,336
     Equipment expense                                  451,940             390,502             319,269
     Other                                            1,390,581           1,302,928           1,327,144
                                                    -----------         -----------         -----------
              Total other expense                     4,035,655           3,799,563           3,610,142
                                                    -----------         -----------         -----------

INCOME BEFORE INCOME TAXES                            4,113,671           3,816,021           3,615,746
     Income taxes                                     1,108,209           1,069,040             989,018
                                                    -----------         -----------         -----------

NET INCOME                                          $ 3,005,462         $ 2,746,981         $ 2,626,728
                                                    ===========         ===========         ===========

PER SHARE DATA
     Earnings per common share                      $     22.59         $     20.52         $     19.46
                                                    ===========         ===========         ===========

     Average shares outstanding                         133,043             133,893             135,000
                                                    ===========         ===========         ===========



See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY






                                                    Common            Capital        Retained
                                                    Stock             Surplus        Earnings
                                                    -----             -------        --------
BALANCE, DECEMBER 31, 1994                           $2,700,000        $3,106,500      $10,197,197
         Net income                                                                      2,626,728
         Dividends paid (3.25 per share)                                                  (438,750)
         Net unrealized gain on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1995                            2,700,000         3,106,500       12,385,175

         Net income                                                                      2,746,981
         Dividends paid ($3.80 per share)                                                 (507,792)
         Purchase of treasury shares
         Sale of treasury shares
         Net unrealized loss on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1996                            2,700,000         3,106,500       14,624,364

         Net income                                                                      3,005,462
         Dividends paid ($4.60 per share)                                                 (611,412)
         Purchase of treasury shares
         Net unrealized gain on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1997                           $2,700,000        $3,106,500      $17,018,414
                                                     ==========        ==========      ===========


                                                         Net
                                                     Unrealized
                                                    Gain (Loss) on
                                                      Securities                           Total
                                                      Available         Treasury          Shareholders'
                                                       For Sale            Stock            Equity
                                                       --------            -----            ------
BALANCE, DECEMBER 31, 1994                             $       -          $       -        $16,003,697
         Net income                                                                          2,626,728
         Dividends paid (3.25 per share)                                                      (438,750)
         Net unrealized gain on securities                73,894                                73,894
                                                       ---------         ----------        -----------

BALANCE, DECEMBER 31, 1995                                73,894                  -         18,265,569

         Net income                                                                          2,746,981
         Dividends paid ($3.80 per share)                                                     (507,792)
         Purchase of treasury shares                                       (326,628)          (326,628)
         Sale of treasury shares                                              5,570              5,570
         Net unrealized loss on securities              (249,960)                             (249,960)
                                                       ---------         ----------        -----------

BALANCE, DECEMBER 31, 1996                              (176,066)         (321,058)         19,933,740

         Net income                                                                          3,005,462
         Dividends paid ($4.60 per share)                                                     (611,412)
         Purchase of treasury shares                                       (312,430)          (312,430)
         Net unrealized gain on securities               142,249                               142,249
                                                       ---------           --------        -----------

BALANCE, DECEMBER 31, 1997                             $ (33,817)         $(633,488)       $22,157,609
                                                       =========          =========        ===========


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                              Year Ended December 31,
                                                                                    1997                1996              1995
                                                                                    ----                ----              ----
OPERATING ACTIVITIES
Net income                                                                        $ 3,005,462       $ 2,746,981        $ 2,626,728
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Provision for loan losses                                                    180,000           180,000            180,000
         Provision for depreciation and amortization                                  245,393           303,523            222,740
         Gain on sale of loans                                                         (2,033)                -                  -
         Loss on sale of equipment                                                          -                 -             35,443
         Origination of loans held for sale                                          (282,300)                -                  -
         Proceeds from the sale of loans                                              284,333                 -                  -
         Increase in accrued interest and other assets                               (130,414)         (454,936)          (420,738)
         (Increase) decrease in accrued expenses and other liabilities                (57,407)           45,592            108,717
         Increase (decrease) in federal income tax payable                              6,466           (49,501)            21,331
         Increase in deferred federal income tax                                       17,580             7,212             17,312
                                                                                  -----------       -----------        -----------
              Net cash provided by operating activities                             3,267,080         2,778,871          2,791,533
                                                                                  -----------       -----------        -----------

INVESTING ACTIVITIES
Investment securities available for sale:
     Proceeds from maturities and repayments                                       14,051,028         7,766,611                  -
     Purchases                                                                    (16,051,726)      (17,237,326)                 -
Investment securities held to maturity:
     Proceeds from maturities and repayments                                        2,249,094         4,054,565         10,400,500
     Purchases                                                                     (7,262,638)       (3,869,746)       (16,973,156)
         Net increase in loans                                                     (5,899,602)       (9,128,417)        (4,036,936)
         Proceeds from sale of equipment                                                    -                 -              6,164
         Purchase of premises and equipment                                          (119,386)         (582,894)          (760,665)
                                                                                  -----------       -----------        -----------
              Net cash used in investing activities                               (13,033,230)      (18,997,207)       (11,364,093)
                                                                                  -----------       -----------        -----------

FINANCING ACTIVITIES
         Net increase (decrease) in demand and savings
          deposit accounts                                                          5,741,743         2,191,323         (3,028,785)
         Net increase in time deposits                                                667,742         4,794,740         21,329,795
         Net increase in Federal Home Loan Bank advances                            3,930,526         1,485,170          2,335,523
         Net increase in repurchase agreements                                      2,710,000                 -                  -
         Purchase of treasury shares                                                 (312,430)         (326,628)                 -
         Proceeds from sale of treasury shares                                              -             5,570                  -
         Dividends paid                                                              (611,412)         (507,792)          (438,750)
                                                                                  -----------       -----------        -----------
              Net cash provided by financing activities                            12,126,169         7,642,383         20,197,783
                                                                                  -----------       -----------        -----------
Net increase (decrease) in cash and cash equivalents                                2,360,019        (8,575,953)        11,625,223

Cash and cash equivalents at beginning of year                                     12,240,758        20,816,711          9,191,488
                                                                                  -----------       -----------        -----------

Cash and cash equivalents at end of year                                          $14,600,777       $12,240,758        $20,816,711
                                                                                  ===========       ===========        ===========


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Killbuck Bancshares, Inc., a bank holding Company, and its subsidiary, Killbuck Saving Bank Company, conform with generally accepted accounting principles and with general practice within the banking industry.

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations

Killbuck Bancshares, Inc. is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company. The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers. The Board of Governors of the Federal Reserve System supervises the holding company and bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Banks.

Basis of Consolidation

The consolidated financial statements include the accounts of Killbuck Bancshares, Inc. and its wholly owned subsidiary, The Killbuck Savings Bank Company, after elimination of all material intercompany transactions and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural and tourism industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investments Securities

Investment securities are classified, at the time of purchase, based upon managements' intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using a method which approximates the effective interest method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. At December 31, 1997 and 1996, there were no loans held for sale.

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan fees. Interest income on loans is recognized on the accrual method when a loan is placed on nonaccrual, any previously accrued interest is reversed against current income.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118. Under this Standard, the Company estimates credit losses on impaired loans based on the present value of expected cash flows or fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Statement 118 amends Statement 114 to permit a creditor to use existing methods for recognizing interest income on impaired loans eliminating the income recognition provisions of Statement 114. The adoption of these statements did not have a material effect on the Company's financial position or results of operations.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are generally of smaller balances, and a homogeneous nature, thus are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.


Earnings Per Share

Earnings per share are calculated based upon the weighted number of shares of stock outstanding during the year.

In February, 1997 the Financial Accounting Standard Board issued Statement No. 128 "Earnings Per Share" ("EPS"). The statement established new standards for computing and presenting earnings per share and requires dual presentation of "basic" and "diluted" earnings per share on the face of the income statement. The provision of the statement are effective for the period ending December 31, 1997. The Company maintains a simple capital structure, therefore there are no dilutive effects on earnings per share.


Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and non-interest bearing deposits with financial institutions and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, and interest-bearing deposits with other financial institutions. Cash payments for interest in 1997, 1996 and 1995 were $7,359,808, $6,633,764, and $5,708,289, respectively. Cash payments for income taxes for 1997, 1996, and 1995 were $1,081,332, $1,111,330, and $943,892 respectively.

Pending Accounting Pronouncements

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of Statement No. 125." The adoption of the provisions of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.


Reclassification of Comparative Amounts

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income.


2.  FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:


                                                          1997                              1996
                                              -----------------------------    ------------------------------
               Institution                    Maturity            Balance      Maturity             Balance
               -----------                    --------           ----------    --------            ----------
         National Bank of Detroit              1-02-98           $7,000,000     1-02-97            $5,000,000
         National City Bank                    1-02-98            1,300,000     1-02-97             1,100,000
                                                                 ----------                        ----------
                                                                 $8,300,000                        $6,100,000
                                                                 ==========                        ==========


3.  INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

SECURITIES AVAILABLE FOR SALE


                                                                                             1997
                                                              -----------------------------------------------------------------
                                                                                 Gross            Gross            Estimated
                                                                Amortized      Unrealized       Unrealized           Market
                                                                   Cost           Gains           Losses             Value
                                                               ------------    ----------       ----------        ------------
         U.S. Treasury securities                               $ 9,781,819      $20,337          $     -          $ 9,802,156
         Obligations of U.S. Government
          Agencies and Corporations                              24,304,525       27,237           98,812           24,232,950
                                                                -----------      -------          -------          -----------
              Total debt securities                              34,086,344       47,574           98,812           34,035,106
         Equity securities                                        1,043,410            -                -            1,043,410
                                                                -----------      -------          -------          -----------
              Total                                             $35,129,754      $47,574          $98,812          $35,078,516
                                                                ===========      =======          =======          ===========


                                                                                            1996
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross               Estimated
                                                                Amortized      Unrealized       Unrealized             Market
                                                                  Cost           Gains           Losses                Value
                                                                -----------    ----------       ----------         -----------
         U.S. Treasury securities                               $   994,508      $ 2,992          $      -         $   997,500
         Obligations of U.S. Government
          Agencies and Corporations                              31,225,987       18,595           288,354          30,956,228
                                                                -----------      -------          --------         -----------
              Total debt securities                              32,220,495       21,587           288,354          31,953,728
         Equity securities                                          889,210            -                 -             889,210
                                                                -----------      -------          --------         -----------
              Total                                             $33,109,705      $21,587          $288,354         $32,842,938
                                                                ===========      =======          ========         ===========


SECURITIES HELD TO MATURITY


                                                                                             1997
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross              Estimated
                                                              Amortized      Unrealized       Unrealized              Market
                                                                  Cost           Gains           Losses                Value
                                                              ----------      ----------       ----------          -----------
         Obligations of States and Political
          Subdivisions                                        $23,298,480      $575,642          $7,214            $23,866,908
         Corporate Securities                                     100,000             -             375                 99,625
                                                              -----------      --------          ------            -----------
              Total                                           $23,398,480      $575,642          $7,589            $23,966,533
                                                              ===========      ========          ======            ===========



                                                                                           1996
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross             Estimated
                                                              Amortized      Unrealized       Unrealized             Market
                                                                  Cost           Gains           Losses               Value
                                                              -------------  -------------    ------------         -----------
         Obligations of States and Political
          Subdivisions                                          $18,264,587       $257,491        $114,124         $18,407,954
         Corporate Securities                                       100,000              -           1,920              98,080
                                                                -----------       --------        --------         -----------
              Total                                             $18,364,587       $257,491        $116,044         $18,506,034
                                                                ===========       ========        ========         ===========


The contractual maturities of securities available for sale and securities to be held to maturity at December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.




                                                                Securities Available                   Securities to be
                                                                      For Sale                         Held to Maturity
                                                              --------------------------         ----------------------------
                                                                               Estimated                           Estimated
                                                              Amortized          Market          Amortized           Market
                                                                Cost             Value              Cost             Value
                                                              ---------       -----------        -----------       ----------
         Due in one year or less                              $ 6,795,581      $ 6,793,437       $ 2,202,732       $ 2,222,549
         Due after one year through five years                 23,542,827       23,488,357         9,763,493        10,024,020
         Due after five through ten years                       3,747,936        3,753,312        11,140,535        11,426,701
         Due after ten years                                            -                -           291,720           293,263
                                                              -----------      -----------       -----------       -----------
                                                              $34,086,344      $34,035,106       $23,398,480       $23,966,533
                                                              ===========      ===========       ===========       ===========

Proceeds of securities as a result of calls prior to maturity during 1997, 1996 and 1995 were $8,322,527, $4,574,442 and $4,400,000, respectively, resulting in gross gains of $-0- in 1997, $-0- in 1996 and $-0- in 1995.

Investment securities with an approximate carrying value of $30,960,000 and $19,435,000 at December 31, 1997 and 1996, respectively were pledged to secure public deposits and for other purposes as required or permitted by law. During 1997, 1996 and 1995, the Company did not sell any securities.

4.  LOANS

Major classification of loans are summarized as follows:

                                                                  1997                         1996
                                                              --------------               --------------
         Real estate - residential                              $ 41,473,027                 $ 39,820,133
         Real estate - farm                                        3,846,541                    4,589,030
         Real estate - commercial                                 21,204,753                   18,087,851
         Real estate - construction                                  782,569                    1,947,042
         Commercial and other loans                               33,745,364                   34,035,720
         Consumer and credit loans                                20,981,516                   17,779,182
                                                                ------------                 ------------
                                                                 122,033,770                  116,258,958
         Allowance for loan losses                                (1,744,586)                  (1,653,322)
         Net deferred loan fees                                     (363,127)                    (399,181)
                                                                ------------                 ------------
              Loans, net                                        $119,926,057                 $114,206,455
                                                                ============                 ============


The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio, at December 31, 1997 and 1996, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

At December 31, 1997, the Company had loans totaling $75,411 which were past due 90 days or more and still accruing interest. Presented below are total nonaccuring loans at December 31, 1997, 1996 and 1995. Also shown is the additional income that would have been earned if those loans had been current throughout the years ended.




                                      1997          1996          1995
                                    ----------    ---------     --------

Nonaccrual loans                      $120,805      $30,510       $62,315
Interest earned (if current)          $  6,120      $   924       $ 2,186




5.  ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

                                                                                   1997              1996             1995
                                                                                ----------        ----------        ----------
         Balance, January 1                                                     $1,653,322        $1,545,682        $1,378,387
              Provision for loan losses                                            180,000           180,000           180,000
              Recoveries                                                           101,397            38,858           106,500
              Credits charged off                                                 (190,133)         (111,218)         (119,205)
                                                                                ----------        ----------        ----------
         Balance, December 31                                                   $1,744,586        $1,653,322        $1,545,682
                                                                                ==========        ==========        ==========

6.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:


                                                                                                     1997              1996
                                                                                                  ----------        ----------
         Land                                                                                     $  588,526        $  575,779
         Building and improvements                                                                 2,089,582         2,059,197
         Furniture, fixtures and equipment                                                         1,905,762         1,829,508
                                                                                                  ----------        ----------
                                                                                                   4,583,870         4,464,484
         Less accumulated depreciation                                                             1,775,792         1,490,698
                                                                                                  ----------        ----------
              Total                                                                               $2,808,078        $2,973,786
                                                                                                  ==========        ==========




Depreciation expense charged to operations was $285,094 for 1997, $271,259 for 1996, and $192,621 for 1995.


7.  DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $21,775,164 and $22,430,895 at December 31, 1997 and 1996, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,306,783 in 1997, $1,258,753 in 1996, and $1,099,591 in 1995.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 1997.



                                                             December 31,
                                                                 1997
                                                             ------------
3 months or less                                               $6,012,514
Over 3 through 6 months                                         7,928,423
Over 6 through 12 months                                        6,996,967
Over 12 months                                                    837,260
                                                             ------------
              Total                                           $21,775,164
                                                             ============

8.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


The Company has retail repurchase agreements with customers in their respective local market areas. These borrowings are collateralized with securities owned by the bank and held in their safekeeping account at an independent correspondent bank. The following table summarizes certain information relative to these borrowings at December 31:



                                                                                                    1997                1996
                                                                                                 -----------         ----------
         Outstanding at period end                                                                $2,710,000          $      -
         Weighted average interest rate at period end                                                   3.27%                -
         Maximum amount outstanding as of any month-end                                           $2,710,000                 -
         Average amount outstanding                                                               $1,494,000                 -
         Approximate weighted average interest rate during the year                                     3.10%                -

9.  FEDERAL HOME LOAN BANK ADVANCES

The Company's advances consist of the following:


                                                                                                   Balance
                                                                           Interest                -------
                                                                              Rate                  1997               1996
                                                                            ---------          -------------       -----------
         Fixed Rate Federal Home Loan Bank Advances with
          Monthly principal and interest payments:
              Advance due August 1, 2009                                       7.60%              $  361,179        $  422,596
              Advance due January 1, 2010                                      8.15%                 298,147           355,817
              Advance due June 1, 2010                                         8.90%                 305,874           363,295
              Advance due April 1, 2012                                        7.05%                 488,810                 -
              Advance due May 1, 2012                                          6.90%                 686,440                 -
              Advance due July 1, 2012                                         6.50%                 690,700                 -
              Advance due October 1, 2012                                      6.40%                 697,674                 -
              Advance due December 1, 2012                                     6.35%               1,000,000                 -
              Advance due October 1, 2015                                      8.20%                 348,340           442,344
              Advance due November 1, 2015                                     7.75%                 397,777           488,166
              Advance due November 1, 2015                                     6.55%                 426,823           462,066
              Advance due February 1, 2016                                     6.00%                 721,848           782,291
              Advance due October 1, 2016                                      7.20%                 444,608           499,063
              Advance due October 1, 2016                                      6.75%                 438,026           499,010
              Advance due February 1, 2017                                     6.55%                 490,677                 -
              Advance due February 1, 2017                                     7.20%                 448,251                 -
         Fixed Rate Federal Home Loan Bank Advances with
          Monthly interest payments:
              Advance due December 1, 1998                                     5.67%                 500,000           500,000
                                                                                                  ----------        ----------
                  Total Federal Home Loan Bank Advances                                           $8,745,174        $4,814,648
                                                                                                  ==========        ==========




The Bank has pledged, as collateral for advances from the FHLB of Cincinnati all stock in the Federal Home Loan Bank and certain other qualifying collateral.

The aggregate minimum future annual principal payments on the advances are $801,503 in 1998, $323,104 in 1999, $346,273 in 2000, $371,120 in 2001, $397,775
in 2002 and $6,505,399 after 2002.

The Company has an available line of credit with the Federal Home Loan Bank of Cincinnati (FHLB) with a borrowing limit of approximately $15,900,000. This credit line is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on the Company's outstanding residential mortgage loans and FHLB stock.

10. EMPLOYEE BENEFIT PLANS

In 1997 the Bank adopted an integrated money purchase pension plan and a 401(k) plan.

Under the integrated money purchase pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee's compensation for the plan year and 5.7% of the amount of an employee's excess compensation for the plan year. Excess compensation is a participant's compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 1997 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The Bank terminated its defined benefit pension plan in 1997. This plan was funded by individually allocated retirement income and retirement annuity contracts. Assets of the plan equal cash values of the contracts. The allocated insurance contracts cash values fully guarantee the amount of benefit payments. This plan's assets were transferred to the respective individual's account in the integrated money purchase pension plan.

The pension costs charged to operating expense for the years 1997, 1996 and 1995 amounted to $136,666, $133,074 and $128,105, respectively.

11. OTHER OPERATING EXPENSE

     Other operating expense included the following:




                                                           1997             1996              1995
                                                        ----------        ----------        ----------
         Stationery, supplies and printing              $  137,760        $  158,071        $  119,582
         Insurance and bonding                              55,236            39,675           193,702
         Franchise tax                                     298,457           273,464           239,445
         Other                                             899,128           831,718           774,415
                                                        ----------        ----------        ----------
              Total                                     $1,390,581        $1,302,928        $1,327,144
                                                        ==========        ==========        ==========


12. INCOME TAXES

     Federal income taxes applicable to income were comprised as follows:

                                                                1997             1996                1995
                                                             ----------       -----------          --------
         Current payable                                     $1,090,629        $1,061,828          $971,706
         Deferred                                                17,580             7,212            17,312
                                                             ----------        ----------          --------
              Total                                          $1,108,209        $1,069,040          $989,018
                                                             ==========        ==========          ========




The following is a reconcilement of federal income tax expense to the amount computed at the expected statutory rate.

                                                                                  1997               1996             1995
                                                                                ----------        ----------        ----------
         Computed tax at expected statutory rate                                $1,398,648        $1,297,447        $1,229,354
         Tax-exempt income                                                        (340,323)         (303,943)         (277,599)
         Non-deductible interest expense                                            53,716            48,960            41,584
         Other                                                                      (3,832)           26,576            (4,321)
                                                                                ----------        ----------        ----------
                                                                                $1,108,209        $1,069,040        $  989,018
                                                                                ==========        ==========        ==========








Deferred tax assets and liabilities included in other assets at December 31 consist of the following:




                                                                                                     1997               1996
                                                                                                   ---------         ---------
         Deferred Tax Assets:
              Allowance for loan losses                                                             $456,499          $425,469
              Deferred loan fees                                                                      36,297            64,448
              Net unrealized loss on securities                                                       17,421            90,701
                                                                                                    --------          --------
                  Deferred tax asset                                                                 510,217           580,618
                                                                                                    --------          --------

         Deferred Tax Liabilities:
              Premise and equipment depreciation                                                     243,173           223,996
              Other, net                                                                               6,969             5,687
                                                                                                    --------          --------
                  Deferred tax liabilities                                                           250,142           229,683
                                                                                                    --------          --------

                  Net deferred tax assets                                                           $260,075          $350,935
                                                                                                    ========          ========


13. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values at December 31 are as follows:

                                                                       1997                                1996
                                                           ------------------------------      ---------------------------------
                                                                              Estimated                            Estimated
                                                            Carrying            Fair            Carrying              Fair
                                                             Amount             Value            Amount              Value
                                                           ---------         ------------      ------------    -----------------
     Financial assets:
         Cash and due from banks                           $  6,300,777     $  6,300,777      $  6,140,758        $  6,140,758
         Federal funds sold                                   8,300,000        8,300,000         6,100,000           6,100,000
         Securities available for sale                       35,078,516       35,078,516        32,842,938          32,842,938
         Securities held to maturity                         23,398,480       23,966,533        18,364,587          18,506,034
         Net loans                                          119,926,057      123,285,000       114,206,455         116,710,000
         Accrued interest receivable                          1,633,451        1,633,451         1,506,926           1,506,926
                                                           ------------     ------------      ------------        ------------
              Total                                        $194,637,281     $198,564,277      $179,161,664        $181,806,656
                                                           ============     ============      ============        ============

     Financial liabilities:
         Deposits                                          $163,808,634     $164,205,000      $157,399,149        $157,717,000
         Federal Home Loan Bank advances                      8,745,174        9,007,000         4,814,648           4,892,000
         Repurchase agreements                                2,710,000        2,710,000                 -                   -
         Accrued interest payable                               283,995          283,995           299,723             299,723
                                                           ------------     ------------      ------------        ------------
              Total                                        $175,547,803     $176,205,995      $162,513,520        $162,908,723
                                                           ============     ============      ============        ============



Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.


The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:


Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable, Repurchase Agreements, and Accrued Interest Payable

The fair value is equal to the current carrying value.


Investment Securities

The fair value of securities held to maturity and available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Advances from Federal Home Loan Bank

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits and Federal Home Loan Bank borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit

The financial instruments are generally not subject to sale and estimated fair values are not readily available. The contractual amounts of unfunded commitments and letters of credit are presented subsequently in this report.


14.      COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

                                                                                                  1997                1996
                                                                                               -----------         -----------
     Commitments for real estate construction                                                  $ 1,091,831         $   553,958
     Home equity lines of credit                                                               $ 2,966,769         $ 2,998,676
     Credit card arrangements                                                                  $ 1,248,306         $ 1,238,346
     Commercial letters of credit                                                              $ 9,447,565         $ 8,461,789
     Standby letters of credit                                                                 $   647,731         $   821,847

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generaly have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 1997 and 1996.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.

15.      REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without the approval of the regulatory authorities, is $4,005,709 plus 1998 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $1,081,000 and $1,045,000 at December 31, 1997 and 1996, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.


16.      REGULATORY CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1997 and 1996, that the Company and Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the appropriate regulatory authority has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-Based, Tier 1 Risk-Based and Tier 1 Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table below. There have been no conditions or events since that notification that management believes have changed this category. The capital position of the Company does not materially differ from the Banks, therefore, the following table sets forth the Bank's capital position and minimum requirements as of December 31:

                                                                                    1997                          1996
                                                                              ------------------            ------------------
                                                                              Amount       Ratio            Amount       Ratio
                                                                              ------       -----            ------       -----
     Total Capital (to Risk Weighted Assets)

         Actual                                                                $22,129     18.08%           $19,897    17.03%
         For Capital Adequacy Purposes                                           9,792      8.00%             9,345     8.00%
         To be well capitalized                                                 12,240     10.00%            11,681    10.00%

     Tier 1 Capital (to Risk Weighted Assets)

         Actual                                                                $22,163     18.11%           $20,073    17.18%
         For Capital Adequacy Purposes                                           4,896      4.00%             4,673     4.00%
         To be well capitalized                                                  7,344      6.00%             7,009     6.00%

     Tier 1 Capital (to Average Assets)

         Actual                                                                $22,163     11.11%           $20,073    11.11%
         For Capital Adequacy Purposes                                           7,977      4.00%             7,229     4.00%
         To be well capitalized                                                  9,971      5.00%             9,036     5.00%



17. PLAN OF MERGER

On December 22, 1997 Killbuck Bancshares, Inc. ("Killbuck") and Commercial and Savings Bank Co. of Danville, Ohio ("Commercial") executed a letter of intent which provides for Killbuck to acquire Commercial subject to the negotiation of a definitive agreement comprising the specific terms and conditions for the transaction. A definitive agreement has not been executed as of the date of this report.

18. PARENT COMPANY

The following are parent only condensed financial statements:


                            CONDENSED BALANCE SHEETS


                                                                               December 31,
                                                                        1997                 1996
                                                                      -----------        ------------
ASSETS
     Cash                                                             $    28,704         $    28,518
     Investment in bank subsidiary                                     22,128,904          19,897,112
     Other assets                                                               -               8,109
                                                                      -----------         -----------
              Total assets                                            $22,157,608         $19,933,739
                                                                      ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Shareholders' equity                                             $22,157,608         $19,933,739
                                                                      -----------         -----------
              Total liabilities and shareholders' equity              $22,157,608         $19,933,739
                                                                      ===========         ===========



                         CONDENSED STATEMENTS OF INCOME

                                                                                         Year Ended December 31,
                                                                                1997             1996                  1995
                                                                               ------            -----                -----
INCOME
     Dividends from bank subsidiary                                           $  921,412        $  836,791          $  438,750

     Operating expenses                                                            8,323             9,054               9,050
                                                                              ----------        ----------          ----------

              Income before income taxes                                         913,089           827,737             429,700

Income tax benefit                                                                (2,830)           (3,078)             (3,077)
                                                                              ----------        ----------          ----------

              Income before equity in undistributed net income
               of subsidiary                                                     915,919           830,815             432,777

Equity in undistributed net income of subsidiary                               2,089,543         1,916,166           2,193,951
                                                                              ----------        ----------          ----------

NET INCOME                                                                    $3,005,462        $2,746,981          $2,626,728
                                                                              ==========        ==========          ==========

18. PARENT COMPANY (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended December 31,
                                                                                1997              1996                1995
                                                                             -----------       -----------         -----------
OPERATING ACTIVITIES
     Net income                                                              $ 3,005,462       $ 2,746,981         $ 2,626,728
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Equity in undistributed net income of subsidiary                     (2,089,543)       (1,916,166)         (2,193,951)
         Amortization                                                              8,109             8,848               8,846
         Other                                                                         -                 -               6,483
                                                                             -----------       -----------         -----------
              Net cash provided by operating activities                          924,028           839,663             448,106
                                                                             -----------       -----------         -----------

FINANCING ACTIVITIES
     Purchase of treasury shares                                                (312,430)         (326,628)                  -
     Proceeds from sale of treasury shares                                             -             5,570                   -
     Dividends paid                                                             (611,412)         (507,792)           (438,750)
                                                                             -----------       -----------         -----------
              Net cash used in financing activities                             (923,842)         (828,850)           (438,750)
                                                                             -----------       -----------         -----------

NET INCREASE IN CASH                                                                 186            10,813               9,356

CASH AT BEGINNING OF YEAR                                                         28,518            17,705               8,349
                                                                             -----------       -----------         -----------

CASH AT END OF YEAR                                                          $    28,704       $    28,518         $    17,705
                                                                             ===========       ===========         ===========


                                                                 EXHIBIT 3.(i)

      EXHIBIT 3.(i) - AMENDED ARTICLES OF INCORPORATION AND CODE OF REGULATIONS



                        AMENDED ARTICLES OF INCORPORATION


     FIRST: The name of this corporation shall be Killbuck Bancshares, Inc.

     SECOND: The place in the State of Ohio where its principal office is to be located is 165 North Main Street, Killbuck, Holmes County.

     THIRD: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Revised Code of Ohio.

     FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is Two Hundred Thousand (200,000), all of which shall be designated as Common Stock, without par value.

     FIFTH: No holders of shares of the corporation shall have any pre-emptive right to subscribe for or to purchase any shares of the corporation of any class, whether now or hereafter authorized. Cumulative voting of shares is not permitted.

     SIXTH: The number of Directors of the Corporation shall be fixed from time to time by its Code of Regulations and may be increased or decreased as therein provided, but the number thereof shall in no event be less than five. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible, with the term of office of one class expiring each year. At the organizational meeting of shareholders, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding Annual Meeting; Directors of the second class shall be elected to hold office for a term expiring at the second succeeding Annual Meeting, and Directors of the third class shall be elected to hold office for a term expiring at the third succeeding Annual Meeting. Thereafter, at each Annual Meeting of shareholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding Annual Meeting after such election. In the event of any increase in the number of Directors of the Corporation, the additional Directors shall be so classified that all classes of Directors shall be increased equally as nearly as may be possible. In the event of any decrease in the number of Directors of the Corporation, all classes of Directors shall be decreased equally as nearly as possible.

     SEVENTH:  (A) Except as  otherwise  provided in Clause (B) of this  article
SEVENTH:

(i) any merger or consolidation of the Corporation with or into any other corporation;

(ii) any sale, lease, exchange, or other disposition of all or any substantial part of the assets of the Corporation to or with any other corporation, person, or other entity;

(iii) the issuance or transfer of any securities of the Corporation to any other corporation, person, or other entity in exchange for assets or securities or a combination thereof (except assets or securities or a combination thereof so acquired in a single transaction or a series of related transactions having an aggregate fair market value of less than $250,000); or

(iv) the issuance or transfer of any securities of the Corporation to any other corporation, person, or other entity for cash;

shall require the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Corporation which are not beneficially owned by such other corporation, person, or other entity if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other corporation, person, or entity is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, considered for the purposes of this article SEVENTH as one class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement with any national securities exchange.

         (B) The provisions of this Article SEVENTH shall not apply to any transaction described in clauses (i), (ii), (iii), or (iv) of Clause (A) of this Article SEVENTH, (i) with any corporation if a majority, by vote, of the outstanding shares of all classes of capital stock of such other corporation entitled to vote generally in the election of Directors, considered for this purpose as one class, is owned of record or beneficially by the Corporation and/or its subsidiaries; (ii) with another corporation, person, or other entity if the Board of Directors of the Corporation shall by resolution have approved a memorandum of understanding with such other corporation, person, or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person, or other entity became the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors; or (iii) approved by resolution adopted by the affirmative vote of a least three-fourths of the members of the whole Board of Directors of the Corporation at any time prior to the consummation thereof.

         (C) For the purpose of this Article SEVENTH, a corporation, person, or other entity shall be deemed to be the beneficial owner of any shares of capital stock of the Corporation (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise; or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above), by any other corporation, person, or other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement, or understanding for the purpose of acquiring, holding, voting, or disposing of capital stock of the Corporation, or which is its "affiliate" or "associate" as those terms were defined in Rule 12B-2 of the general rules and regulations under the Securities Exchange Act of 1934 as in effect on September 30, 1991. For the purpose of this Article SEVENTH, the outstanding shares of any class of capital stock of the Corporation shall include shares deemed owned through the application of clauses (i) and (ii) of this Clause (C) but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants, or options, or otherwise.

         (D) The Board of Directors of the Corporation shall have the power and duty to determine for the purposes of this Article SEVENTH, on the basis of information then known to it, whether (i) any other corporation, person, or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, or is an "affiliate" or an "associate" (as defined above) of another, (ii) any proposed sale, lease, exchange, or other disposition of part of the assets of the Corporation involves a substantial part of the assets of the Corporation, (iii) assets or securities, or a combination thereof, to be acquired in exchange for securities of the Corporation, have an aggregate fair market value of less than $250,000 and whether the same are proposed to be acquired in a single transaction or a series of related transactions, and (iv) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes of this Article SEVENTH.

         EIGHTH: The Board of Directors of the Corporation, when evaluating any offer of another party to (i) purchase or exchange any securities or property for any outstanding equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration not only to the price or other consideration being offered, but also to all other relevant factors, including without limitation the financial and managerial resources and future prospects of the other party; the possible effects on the business of the Corporation and its subsidiaries and on the depositors, employees, and other constituents of the Corporation and its subsidiaries; and the possible effects on the communities and the public interest which the Corporation and its subsidiaries serve. In evaluating any such offer, the Board of Directors shall be deemed to be performing their duly authorized duties and acting in good faith and in the best interests of the Corporation within the meaning of Section 1701.13 of the Ohio Revised Code, as it may be amended from time to time, and the Corporation's Code of Regulations.

         NINTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions as the Board of Directors may determine.

         TENTH:   These  Amended  Articles  of  Incorporation  take  the  place of and supersede the existing Articles of Incorporation as heretofore amended.

         IN WITNESS WHEREOF, the above named officers, acting for and on behalf of the corporation, have hereunto subscribed their names this 31st day of July, 1992.

                                           By:      /s/ Luther E. Proper
                                              -----------------------------
                                                Luther E. Proper, President



                                           By:      /s/ Jon D. Boley
                                              -----------------------------
                                                  Jon D. Boley, Secretary

NOTE: Ohio law does not permit one officer to sign in two capacities. Two separate signatures are required, even if this necessitates the election of a second officer before the filing can be made.

                               CODE OF REGULATIONS
                                       OF
                            KILLBUCK BANCSHARES, INC.

                                    ARTICLE I

SEAL

The Board of Directors may from time to time adopt such seal or seals, if any, as they deem appropriate for the use of the Corporation in transacting its business.

                                   ARTICLE II

SHAREHOLDERS

(a) ANNUAL MEETING. The annual meeting of the shareholders shall be held on such day, at such hour, and in such place as may be fixed from time to time by the Directors. At such meeting there shall be elected a Board of Directors to serve until the end of the term to which they are elected and until their successors are elected and qualified. Any other business may be transacted at the annual meeting without specific notice of such business being given, except such business as may require specific notice by law.

(b) SPECIAL MEETINGS. Special meetings of the shareholders may be held on any date. Calls for special meetings shall specify the time, place, and object or objects thereof, and no business other than that specified in the call therefor shall be considered at any such meetings.

(c) CALLING OF MEETINGS. Meetings of the shareholders may be called only by the Chairman of the Board, the President or, in the case of the President's absence, death or disability, the Vice President authorized to exercise the authority of the President, the Secretary, the Directors by action at a meeting, or a majority of the Directors acting without a meeting, or the holders of fifty percent (50%) of all shares outstanding and entitled to vote thereat.

(d) NOTICE OF MEETINGS. Notice of each annual or special meeting of the shareholders shall be given in writing either by the President, any Vice President, the secretary, or any Assistant Secretary, not less than ten (10) days before the meeting. Such notice may be given by personal delivery or by mail. If mailed, such notice shall be addressed to the shareholder at his address as it appears on the records of the Corporation. Any shareholder may, at any time, waive any notice required to be given under these Regulations. The attendance of any shareholder, in person or by proxy, at any such meeting without protesting the lack of proper notice prior to or at the commencement of the meeting shall be deemed to be a waiver by such shareholder of notice of such meeting.

(e) PLACE OF MEETINGS. All meetings of shareholders shall be held at the principal office of the Corporation, unless otherwise provided by action of the Directors. Meetings of shareholders may be held at any place within or without the State of Ohio.

(f) QUORUM. The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles of Incorporation of the Corporation, or applicable law to take the action stated. The holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, or the Chairman of the Board, the President, or the officer of the Corporation acting as Chairman of the meeting, may adjourn such meeting from time to time and, if a quorum is present at such adjourned meeting, any business may be transacted as if the meeting had been held as originally called.

(g) VOTES REQUIRED. At all elections of Directors, the candidates receiving the greatest number of votes shall be elected. Any other matter submitted to the shareholders for their vote shall be decided by the vote of a majority in voting power of the shares present in person or by proxy entitled to vote upon such matter or such other proportion of the shares as is required by law, the Articles of Incorporation, or these Regulations.

(h) ORDER OF BUSINESS. The order of business at any meeting of shareholders shall be determined by the officer of the Corporation acting as Chairman of such meeting unless otherwise determined by a vote of the holders of a majority of the voting shares of the Corporation present in person or by proxy and entitled to vote at such meeting.

(i) ORGANIZATION. The President of the Corporation shall preside at all meetings of the shareholders, but in his absence the Board of Directors of the Corporation shall select another officer to so preside. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

(j) VOTING BY SHAREHOLDERS. At any meeting of the Shareholders, each Shareholder of the Corporation shall, except as otherwise provided by law or by the express terms of such shares, be entitled to one vote either in person or by proxy, for each share of the Corporation registered in his name on the books of the Corporation (1) on the date fixed by the Board of Directors as the record date for the determination of Shareholders entitled to vote at such meeting, notwithstanding the prior or subsequent sale or other disposition of such share or shares or transfer of the same on the books of the corporation after the date so fixed, or (2) if no such record date shall have been fixed, then as of the day next preceding the date of the meeting.

(k) RECORD DATE. The Directors may fix a record date for any lawful purpose, including without limitation, the determination of Shareholders entitled to (1) receive notice of or to vote at any meeting, (2) receive payment of any dividend or distribution, (3) receive or exercise rights of purchase of or subscription for, or exchange or conversion of, shares or other securities, subject to any contract right with respect thereto, or (4) participate in the execution of written consents, waivers, or releases. Said record date shall not be a date earlier than the date on which it is fixed, and shall not be more than sixty days preceding the date of such meeting, the date fixed for payment of any dividend or distribution, or the date fixed for the receipt or exercise of rights, as the case may be.

(l) PROXIES. At meetings of the Shareholders, any Shareholder of record entitled to vote thereat or to execute consents, waivers, and releases may be represented at such meeting or vote thereat, and may execute consents, waivers, and releases and exercise any of his other rights by proxy or proxies appointed by an instrument in writing signed by such Shareholder, but such instrument shall be filed with the Secretary of the meeting before the person holding such proxy shall be allowed to vote thereunder.

(m) INSPECTORS OF ELECTION. In advance of any meeting of Shareholders, the Directors may appoint inspectors of election to act at such meeting or any adjournment thereof; if inspectors are not so appointed, the Officer of the Corporation acting as Chairman of any such meeting may make such appointment. In case any person appointed as inspector fails to appear or act, the vacancy may be filled only by appointment made by the Directors in advance of such meeting or, if not so filled, at the meeting by the Officer of the Corporation acting as Chairman of such meeting. No other person or persons may appoint or require the appointment of inspectors of election.

                                   ARTICLE III

DIRECTORS

(a) AUTHORITY AND QUALIFICATIONS. Except where the law, the Articles of Incorporation, or the Code of Regulations otherwise provide, all authority of the Corporation shall be exercised by or under the direction of a Board of Directors. Each Director must be the owner and holder of not less than twenty-five (25) shares of stock in the Corporation and must hold the shares in his own name and unencumbered.

(b) NUMBER. The Board of Directors shall be composed of not less than five (5) nor more than fifteen (15) persons, as shall be fixed by the Shareholders in accordance with applicable law, who shall be elected in accordance with the provisions of the Articles of Incorporation by action of the Shareholders. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors then in Office.

(c) CHANGES. The number of Directors fixed in accordance with the immediately preceding paragraph may also be increased or decreased by the Directors at a meeting or by action in writing without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this Section; provided, that no such decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director; and provide, further, that the number of Directors shall not be increased by the Directors to more than three Directors beyond the number of Directors as fixed at the most recently held meeting of the Shareholders called for the purpose of electing Directors.

(d) TERM OF OFFICE. Directors shall be elected to hold office in accordance with the provisions of the Articles of Incorporation until the next annual meeting of Shareholders and until their successors are elected and qualified.

(e) NOMINATIONS. Nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any Shareholder entitled to vote in the election of Directors generally. However, any Shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such Shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail to the Secretary of the Corporation not later than (1) with respect to an election to be held at an annual meeting of Shareholders, 45 days in advance of the corresponding date for the date of the preceding year's annual meeting of Shareholders, and (2) with respect to an election to be held at a special meeting of Shareholders for the election of Directors, the close of business on the seventh day following the date on which notice of such meeting is first given to Shareholders. Each such notice shall set forth: (1) the name and address of the Shareholder who intends to make the nomination and of the person or persons to be nominated; (2) a representation that the Shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (3) a description of all arrangements or understandings between the Shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Shareholder; and (4) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(f) REMOVAL. (A) The Directors may remove any Director if, by order of court, he has been found to be of unsound mind or if he is adjudicated a bankrupt.

         (B) All the Directors or any individual Director may be removed from office, without assigning any cause, by the vote of the holders of three-fourths (3/4) of the voting rights entitling them to elect Directors in place of those to be removed, provided that unless all the Directors are removed, no individual Director shall be removed if the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the Directors, would be sufficient to elect at least one Director. In case of any such removal, a new Director may be elected at the same meeting for the unexpired term of each Director removed.

(g) VACANCIES. A vacancy shall exist in the Board of Directors in the event (1) A Director dies or resigns, (2) a Director is removed by the Board of Directors,
(3) a Director is removed by the Shareholders and the Shareholders fail to elect a new Director to fill the unexpired term, or (4) the Shareholders fail at any time to elect the whole authorized number of Directors. The remaining Directors, though less than a majority of the whole authorized number of Directors, may, by a vote of the majority of their number, fill any vacancy in the Board for the unexpired term.

(h) TIME OF MEETING. The Board of Directors shall meet at least annually, immediately following the annual meeting of the Shareholders, at the principle office of the Corporation or such other place as the annual Shareholders' meeting is held, but the Directors shall have the authority to change the time and place of such meeting by the adoption of By-Laws or by resolution.

(i) MEETINGS. Meetings of the Board of Directors other than the annual meeting may be called at any time by the President and shall be called by the President upon the request of any two Directors. Such meetings of the Directors shall be held at the principal office of the Corporation or at such other place within or without the State of Ohio as the Directors may from time to time determine. Notice of the annual meeting need not be given and each Director shall take notice thereof, but this provision shall not be held to prevent the giving of notice in such manner as the Board may determine. The Board shall decide what notice shall be given and the length of time prior to the meetings that such notice shall be given of all other meetings. Any meeting at which all of the Directors are present shall be a valid meeting whether notice thereof was given or not, and any business may be transacted at such a meeting. Meetings of the Directors may be held through any communications equipment if all persons participating can hear each other and participation in a meeting pursuant to this provision shall constitute presence at such meeting.

(j) QUORUM. A majority of the whole authorized number of Directors shall be necessary to constitute a quorum for a meeting of Directors, except that a majority of the Directors in office shall constitute a quorum for filling a vacancy in the Board. The act of a majority of the Directors present at a meeting at which a quorum is present is the act of the Board, except as otherwise provided by law, the Articles of Incorporation, or these Regulations.

(k) COMPENSATION. The Directors, by the affirmative vote of a majority in office and irrespective of any personal interest of any of them, shall have authority to establish reasonable compensation for any Director or Officer, for services rendered or to be rendered to the Corporation, including but not limited to the following types of programs: short-term incentives, stock-related long-term incentives, performance-related long-term incentives, deferred compensation plans, disability benefits, death benefits, insurance, and other fringe benefits.

(I) BY-LAWS. The Board of Directors may adopt By-Laws for their own government and that of the Corporation provided such By-Laws are not inconsistent with the Articles of Incorporation or these Regulations.

                                   ARTICLE IV

COMMITTEES

The Board of Directors may, by resolution, designate not less than three (3) of its number to serve on an Executive Committee or such other committee or committees as the Board may from time to time constitute. The Board may delegate to any such Executive Committee or other committee any of the authority of the Directors, however conferred, other than that of filling vacancies among the Directors or in any committee of the Directors. The specific duties and authority of any such committee or committees shall be stated in the resolution constituting the same. An Executive Committee or other committee, once created and appointed, shall continue in office until expressly dissolved, terminated, reorganized, or replaced.

                                    ARTICLE V
OFFICERS

(a) OFFICERS. The Officers of the Corporation to be elected by the Board of Directors shall be a President, one or more Vice Presidents, a Secretary, a Treasurer, and such other Officers and assistant Officers as the Directors may from time to time elect. A Chairman of the Board, if elected, must be a Director. Officers may be paid such compensation as the Board may determine. Any two or more offices may be held by the same person, but no Officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law, the Articles, these Regulations, or the By-Laws to be executed, acknowledged, or verified by two or more Officers.

(b) ELECTION, TERM, AND REMOVAL. At the first meeting of the Board of Directors after the annual meeting of shareholders, the Board shall elect Officers as described in the preceding paragraph. All Officers of the Corporation shall hold office for one year and until their successors are elected and qualified. Notwithstanding that, however, the Officers shall hold office at the pleasure of the Directors. Any Officer may be removed, either with or without cause, at any time, by the affirmative vote of a majority of all of the Directors then in office; such removal, however, shall be without prejudice to the contract rights, if any, of the person so removed.

(c) VACANCIES AND ABSENCE. If any office shall become vacant by reason of the death, resignation, disqualification, or removal of the incumbent thereof, or other cause, the Board of Directors may elect a successor to hold office for the unexpired term in respect to which such vacancy occurred or was created. In the case of the absence of any Officer of the corporation or for any reason that the Board may determine as sufficient, the Board may delegate the powers and duties of such Officer to any other Officer or to any Director, except where otherwise provided by these Regulations or by statute, for the time being.

                                   ARTICLE VI
DUTIES OF OFFICERS

(a) CHAIRMAN OF THE BOARD. The Chairman of the Board of Directors, if the Board establishes such office, shall preside at all meetings of the Board, confer with and advise all other Officers of the Corporation, and perform such other duties as may be delegated from time to time by the Board.

(b) PRESIDENT. The President shall be the Chief Executive Officer and active head of the Corporation, and in the recesses of the Board of Directors and the Executive Committee, if the Board establishes such a committee, shall have general control and management of all its business and affairs. He shall make such recommendations to the Board, or any committees thereof, as he thinks proper, and he shall bring before said Board such information as may be required touching the business and property of the Corporation. He shall perform generally all the duties incident to the office of President as required or authorized by law and such as are usually vested in the President of a similar corporation.

(c) VICE PRESIDENTS. The Vice Presidents, including the Executive Vice President, if the Board establishes such office, shall perform such duties as may be delegated to them by the Board of Directors, or assigned to them from time to time by the Board or the President. The Executive Vice President, if the Board establishes such office, or the Vice President, or in the event there shall be more than one Vice President, such Vice President as may be designated by the Board, shall perform the duties and have the powers of the President in case of the absence of the latter from his office, and during such absence such Vice President shall be authorized to exercise all the functions of the President and shall sign all papers and perform all duties as acting President.

(d) SECRETARY. The Secretary shall keep a record of all proceedings of the Board of Directors, and of all meetings of shareholders, and shall perform such other duties as may be assigned by the Board or the President.

(e) TREASURER. The Treasurer shall have charge of the funds and accounts of the Corporation. He shall keep proper books of account showing all receipts, expenditures, and disbursements of the Corporation, with vouchers in support thereof. He shall also from time to time, as required, make reports and statements to the Directors as to the financial condition of the Corporation, and submit detailed statements of receipts and disbursements; he shall perform such other duties as shall be assigned from time to time by the Board or the President.

(f) BONDS OF OFFICERS. The Board of Directors shall determine which officers, if any, of the Corporation shall give bond, and the terms and amount thereof, the expense to be paid by the Corporation.

                                   ARTICLE VII

INDEMNIFICATION AND INSURANCE

(a) GENERAL INDEMNIFICATION. The Corporation (1) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director of the Corporation, or while a Director of the Corporation is or was serving at the request of the Corporation as a director, trustee, fiduciary, officer, employee, partner, joint venturer or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, employee benefit plan or other enterprise, and (2) may indemnify or agree to indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an Officer, employee, or agent of the Corporation, or while an Officer, employee, or agent of the Corporation is or was serving at the request of the Corporation as a director, trustee, fiduciary, officer, employee, partner, joint venturer or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b) SUITS BY THE CORPORATION. The Corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. No such indemnification shall be made in respect of (1) any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper; or (2) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code.

(c) INDEMNIFICATION FOR EXPENSES. To the extent that a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) and (b), of this Article, including any action or suit brought against a Director pursuant to Section 1701.95 of the Ohio Revised Code, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(d) DETERMINATION REQUIRED. Any indemnification under paragraphs (a) and (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of the director, trustee, fiduciary, office, employee, partner, joint venturer, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not and are not parties to, or threatened with, such action, suit, or proceeding; (2) if such a quorum is not obtainable or if a majority of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or has performed services for the Corporation or any person to be indemnified within the past five years;
(3) by the Shareholders; or (4) by the court of common pleas or the court in which the action, suit or proceeding was brought. Any determination made by the disinterested Directors or by independent legal counsel under this paragraph (d) shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the Corporation under paragraph (b) of this Article, and such person shall have the right, within ten days after receipt of such notification, to petition the court of common pleas or other court in which action or suit was brought to review the reasonableness of such determination.

(e) ADVANCES FOR EXPENSES. (A) Expenses (including attorney's fees) incurred by a Director in defending any civil or criminal action, suit, or proceeding referred to in paragraphs (a) and (b) of this Article, except where the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code, shall be paid by the Corporation as they are incurred, in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to (1) repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation; and (2) reasonably cooperate with the Corporation concerning the action, suit, or proceeding. (B) Expenses (including attorney's fees) incurred by a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent in defending any action, suit, or proceeding referred to in paragraphs (a) and (b) of this Article, including any action or suit brought against a Director pursuant to Section 1701.95 of the Revised Code, may be paid by the Corporation as they are incurred in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent to repay such amount, if it is ultimately determined that he is not entitled to be indemnified by the Corporation.

(f) ARTICLE VII NOT EXCLUSIVE. The indemnification authorized by this Article VII shall not be deemed exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles, common law, the General Corporation Law of the State of Ohio, the Regulations, or any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) INSURANCE. The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a Director, Officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VII. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

(h) PARAGRAPHS (A) AND (B) NOT EXCLUSIVE. The authority of the Corporation to indemnify persons pursuant to paragraphs (a) and (b) of this Article VII does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to any other section of this Article VII. Paragraphs (a) and (b) of this Article VII do not create any obligation to repay or return payments made by the Corporation under any other section of this Article VII.

(i) DEFINITION OF "THE CORPORATION." As used in this Article VII, references to "the Corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, fiduciary, officer, employee, partner, joint venturer, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, employee benefit plan, or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(j) EXCLUSION. Anything else contained in this Article VII to the contrary notwithstanding, (1) no indemnification may be paid and no expenses may be reimbursed to any person under this Article VII who is found to have violated any Federal or State banking laws for the acts or omissions which gave rise to such violation or violations, and any expenses reimbursed to such person for the defense of the actions or omissions which are found to have violated such laws shall promptly be reimbursed to the Corporation following such finding, or arrangements satisfactory to the Corporation made for such reimbursement, and
(2) no insurance or similar protection may be purchased, maintained, or furnished by the Corporation to or for any person under this Article VII against violations of Federal or State banking laws.

                                  ARTICLE VIII

SHARES OF STOCK

(a) CERTIFICATES OF STOCK. Certificates evidencing ownership of shares of the Corporation, showing the number of shares registered in his name on the books of the Corporation, shall be issued to those entitled to them. Each certificate evidencing shares of the Corporation shall bear a distinguishing number, the signatures of the Chairman of the Board, the President, or a Vice President, and of the Secretary or an Assistant Secretary (except that when any such certificate is countersigned by an incorporated transfer agent or registrar, such signatures may be facsimile, engraved, stamped, or printed), and such recitals as may be required by law.

(b) TRANSFERS OF STOCK. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by a duly authorized attorney upon surrender of the Certificates therefor with duly executed assignment endorsed thereon or attached thereto. Evidence of authority to endorse any certificate and to request its transfer shall be produced to the

Corporation. In case of transfer by executors, administrators, guardians, or other legal representatives or fiduciaries, appropriate legal evidence of their authority to act shall be produced and may be required to be filed the Corporation. No transfer shall be made until the stock certificate in question and such evidence of authority are delivered to the Corporation.

(c) TRANSFER AGENTS AND REGISTRARS. The Directors may appoint one or more agents to transfer or to register shares of the Corporation, or both.

(d) LOST, DESTROYED, OR MUTILATED CERTIFICATES. If any certificate of stock in this Corporation becomes worn, defaced, or mutilated, the Officers, upon production and surrender thereof, may order the same cancelled, and may issue a new certificate in lieu of the same. Except as otherwise provided by law, where the owner of a certificate evidencing shares of the Corporation claims that such certificate has been lost, destroyed, or wrongfully taken, the Officers must cause the Corporation to issue a new certificate in place of the original certificate if the owner: (1) so requests before the Corporation has notice that such original certificate has been acquired by a bona fide purchaser; and (2) files with the Corporation or its agents any indemnity bond requested by the Corporation, with surety or sureties satisfactory to the Corporation, in such sum as the Officers may, in their discretion, deem reasonably sufficient as indemnity against any loss or liability that the Corporation may incur by reason of the issuance of each such new certificate; and (3) satisfies any other reasonable requirements which may be imposed by the Officers or Directors, their discretion.

                                   ARTICLE IX

ACTION WITHOUT A MEETING

Anything contained in the Regulations to the contrary notwithstanding, any action which may be authorized or taken at a meeting of the Shareholders or of the Directors or of a committee of the Directors, as the case may be, may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by, all the Shareholders who would be entitled to notice of a meeting of the Shareholders held for such purpose, or all the Directors, or all the members of such committee of the Directors, respectively, which writings shall be filed with or entered upon the records of the Corporation.

                                    ARTICLE X

AMENDMENTS TO REGULATIONS

(a) AMENDMENTS AT A MEETING. The Regulations may be amended, or new Regulations may be adopted, at a meeting of Shareholders held for such purpose, by the affirmative vote of holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal, provided that such amendment or adoption is recommended for approval by at least three-fourths (3/4) of the Directors of the Corporation. Unless at least three-fourths (3/4) of the Directors recommend the approval of such amendment or adoption, the affirmative vote of holders of shares entitling them to exercise at least three-fourths (3/4) of the voting power of the Corporation on such proposal shall be required.

(b) AMENDMENTS WITHOUT A MEETING. The Regulations may be amended or new Regulations may be adopted without a meeting by the written consent of holders of shares entitling them to exercise three-fourths (3/4) of the voting power of the Corporation on such proposal.

Exhibit 10
Material Contracts

Agreement and Plan of Reorganization with Commercial and Savings Bank Co., Danville, Ohio

                      AGREEMENT AND PLAN OF REORGANIZATION

     This is an AGREEMENT dated April 13, 1998, between Killbuck Bancshares, Inc. (hereinafter called "Killbuck") and Commercial and Savings Bank Co. (hereinafter called "Commercial").

                                   WITNESSETH:

         Killbuck is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 165 N. Main St., Killbuck, Ohio. As of the date hereof, Killbuck had authorized capital stock consisting of 200,000 shares of common stock, without par value ("Killbuck Common Shares") of which a total of 132,380 shares are issued and outstanding and 2,620 shares of treasury stock. Killbuck owns all of the outstanding capital stock of The Killbuck Savings Bank Company. (hereinafter referred to as the "Subsidiary").
         Commercial is an Ohio state banking corporation duly organized under the laws of the State of Ohio. Its principal office is located at 701 S. Market St., Danville, Knox County, Ohio. As of the date hereof, Commercial has authorized capital stock consisting of 20,200 authorized shares of common stock, $10.00 par value per share ("Commercial Common Stock"), all of which shares are issued and outstanding and none were shares of treasury stock owned by Commercial.
         At least a majority of the entire Board of Directors of Killbuck and at least a majority of the entire Board of Directors of Commercial, respectively, have approved the entering into of this Agreement and have authorized the execution and delivery of this Agreement. The Boards of Directors of Killbuck and Commercial have determined that it is in the best interests of their respective corporations and Shareholders that Commercial become a wholly owned subsidiary corporation of Killbuck. After the execution of this Agreement, Killbuck and Commercial will cause, subject to the terms and conditions set forth in this Agreement, the merger of Commercial with and into Killbuck Bank, in accordance with the terms set forth in the Merger Agreement attached hereto and designated Appendix A (the "Merger Agreement"). From and after the time the merger of Commercial and Killbuck Bank shall become effective, (the "Merger") and as and when required by this Agreement and the Merger Agreement, Killbuck will issue its Common Shares in exchange for all of the issued and outstanding shares of Commercial Common Stock.

         In consideration of mutual covenants and agreements herein contained, Killbuck and Commercial hereby make this Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

1. Execution of Merger Agreement. As soon as practicable after the date hereof, Killbuck Bank and Commercial will enter into the Merger Agreement. Upon consummation of the Merger, each share of Commercial Common Stock, (other than Dissenter Shares, as defined in Section 5) shall be converted into the right to receive .4317 duly authorized, validly issued, fully paid and non-assessable Killbuck Common Shares, in accordance with the provisions regarding the exchange of shares set forth in the Merger Agreement, subject to adjustment in the event of any stock dividend, stock split or other general distribution of Killbuck Common Stock prior to the Merger.


2. Articles of Incorporation and Code of Regulations. The Articles of Incorporation and Code of Regulations of Killbuck Bank shall be the Articles of Incorporation and Code of Regulations of the surviving banking corporation upon the consummation of the Merger of Commercial with and into Killbuck Bank.


3. Discussions with Others; Other Offers. On and after the date hereof, except with the written consent of Killbuck, Commercial shall not directly or indirectly solicit or encourage (nor shall Commercial permit any of its officers, directors, employees or agents directly or indirectly to solicit or encourage), including by way of furnishing information, any inquiries or proposals for a merger, consolidation, share exchange or similar transaction involving Commercial or for the acquisition of the stock or all or substantially all of the assets or business of Commercial, or discuss with or enter into conversations with any person, other than Commercial shareholders or employees, concerning any such merger, consolidation, share exchange, acquisition or other transaction, other than the share exchange with Killbuck; provided, however, that

         Commercial may communicate information about any such proposals or inquiries to its shareholders if and to the extent that it is required to do so in order to reasonably comply with its legal obligations. Commercial will promptly notify Killbuck orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details relating to any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.
                  In order to induce Killbuck to enter into this Agreement and incur the substantial expenses involved in effectuating the transactions contemplated herein, Commercial agrees and does hereby promise to pay to Killbuck the sum of $100,000, upon Killbuck's demand therefor, in the event that the Commercial shareholders fail to approve this Agreement or the Merger Agreement as a result of Commercial's decision to entertain offers from and negotiate with a bona fide offeree other than Killbuck.
4. Undertakings of the Parties. Killbuck and Commercial further covenant and agree as follows:
         (a) As soon as the Registration Statement referenced in (c) below shall become effective or an exemption to registration relied upon, this Agreement and the Merger Agreement shall be submitted to the Shareholders of Commercial for approval and adoption at a special meeting of Shareholders to be called and held in accordance with law and the Articles of Incorporation and Code of Regulations of Commercial.
         (b) As promptly as possible after the date hereof, each of Killbuck and Commercial shall use its best efforts, separately and jointly with the other party, in good faith to take or cause to be taken all such steps as shall be necessary or advisable to obtain all consents and approvals of governmental authorities as are required by law or otherwise to effect the share exchange, including without limitation the approval of the Federal Reserve Board (the "Board"), the approval of the Ohio Department of Commerce (Division of Financial Institutions Office of Banks and

                  Savings & Loans) and the approval of the Federal Deposit Insurance Corporation, and shall do any and all acts and things reasonably necessary or advisable in order to cause the share exchange to be consummated on the terms provided in this Agreement and to complete the Merger as promptly as practicable. Killbuck and Commercial will cooperate in complying with and in the preparation of proxy and registration statements under federal and state securities laws so as to facilitate the exchange of shares as contemplated by this Agreement and the Merger Agreement.

         (c) Each party will assume and pay all of its fees and expenses incurred by it incident to the negotiation, preparation and execution of this Agreement, obtain the requisite regulatory and shareholder consents and approvals and take all other acts incidental to, contemplated by or in pursuance of this Agreement. Killbuck shall be responsible for preparing and filing at no expense to Commercial: (i) any and all required regulatory applications necessary in connection with the transactions contemplated by this Agreement; and (ii) an S-4 Registration Statement to be filed with the Securities and Exchange Commission to register the Killbuck Common Shares to be issued in connection with the transactions contemplated by this Agreement or shall secure a suitable exemption from registration; provided, however, that such registration statement will not cover resales by any persons who may be considered "underwriters" under Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act") and (iii) any documents to be filed or action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the Merger.

         (d) Between the date of this Agreement and the effective time of the Merger, each party (reviewee) will afford to the representatives of the other party (reviewer), including its counsel and auditors, during normal business hours, full access to any and all assets of, or information with respect to, reviewee to the end that reviewer may have full opportunity to make an investigation, in advance of the effective time as it shall reasonably desire in order to effectuate the purposes of this Agreement. To the extent reasonable under the circumstances, the officers of reciewee will confer with the representatives of reviewer and will furnish to reviewer either orally or by means of such records, documents, and memoranda as are reasonably available or capable of preparation (all of which reviewer will be permitted to make copies of) and such other information as reviewer may reasonably request. All information furnished by one party to another party in connection with this Agreement and the transactions contemplated hereby will be kept confidential by such other party and will be used only in connection with this Agreement and the transactions contemplated hereby, except to the extent that such information: (i) is already known to such other party when received; (ii) thereafter becomes lawfully obtainable from other sources; or (iii) is required to be disclosed in any document filed with the Securities and Exchange Commission, the Board, or any other governmental agency or authority. In the event that this Agreement is terminated, each party will return to the other party or destroy any documents received by it from the other party that contain any such confidential information.
         (e) After (i) receipt of the Board's prior approval of Killbuck's acquisition of Commercial; (ii) the approval of the Shareholders of Commercial; and (iii) the regulatory waiting period(s) have expired, Killbuck shall designate the date as of which Killbuck desires the Merger to become effective and the time the Merger shall become effective shall occur at the time and on the date so designated, provided, that the date so designated shall not be later than 30 days following the last of the events described above (i-iii) shall occur.
         (f) Subject to the terms and conditions of this Agreement, Killbuck and Commercial each agree that, subject to applicable laws and to the fiduciary duties of its respective directors, each will promptly take or cause to be taken all action, and promptly do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and other transactions contemplated by this Agreement.
         (g) Killbuck shall offer the existing employees of Commercial the opportunity to become employees of Killbuck Bank (i.e. the surviving banking corporation under the Merger Agreement) following consummation of the Merger; provided, however, that nothing in this section or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under Ohio law and said employees shall not be deemed to be third-party beneficiaries of this provision. Commercial's employees who become employees of Killbuck Bank after the Merger will have their years of service credited toward eligibility and vesting in Killbuck's qualified retirement plans, but shall be treated as new employees for purposes of accrual of benefits under any such qualified plans. With respect to all non-qualified benefits plans (such as vacation, sick days, and policies of like import) Commercial's employees who become employees of Killbuck after the Merger will have their years of service credited toward the determination of whether and to the extent that they participate in such non-qualified plans, but shall be treated as new employees for purposes of the determination of the accrual of any benefit based on past service.
         (h) Commercial shall, prior to the time the Merger shall become effective, take such actions, in consultation with Killbuck, as shall be necessary or desirable to cause termination of any qualified retirement plans of Commercial at or after the effective date of Merger.
         (i) Killbuck and Commercial acknowledge that the transactions contemplated hereby are subject to the provisions of the Securities Act of 1933, as amended (the "Act") and Rule 145 thereunder. Killbuck agrees to prepare and file, as soon as practicable after the execution of this Agreement, the Registration Statement under and pursuant to the provisions of the Act for the purposes of registering the Killbuck Common Shares to be issued in connection with the transactions contemplated hereby or in lieu thereof to secure a suitable exemption therefrom. Commercial agrees to provide promptly to Killbuck information concerning the business and financial condition and affairs of Commercial as may be required or appropriate for inclusion in any such Registration Statement and to cause its counsel and auditors to cooperate with Killbuck counsel and auditors in the preparation of any such Registration Statement. Killbuck agrees to use its best efforts to have such Registration Statement declared effective under the Act as soon as may be practicable, and Commercial agrees to distribute the prospectus/proxy statement (to be prepared by and furnished at Killbuck's expense) contained in such Registration Statement (the Commercial "Prospectus/Proxy Statement") to Commercial shareholders prior to the scheduled meeting of Commercial shareholders that will be held to consider approval of this Agreement and the Merger Agreement. Except to the extent permitted by Rule 145(b), Killbuck and Commercial agree not to publish any communication other than the Prospectus/Proxy Statement, in respect of this Agreement, the Merger Agreement, or the transactions contemplated therein. Any communication by either party under Rule 145(b) will be made only upon the written approval of the other. Killbuck and Commercial agree that, between the date the Registration Statement becomes effective and the effective time of the Merger, they will keep each other advised on a current basis of material developments concerning their respective businesses, including any event which would cause the Prospectus/proxy Statement to contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. Killbuck shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale of Killbuck Common Shares by Commercial shareholders who may be deemed to be affiliates of Commercial, as such term is defined in Rule 144 promulgated under the Act (the "Affiliates").
         (j) Each Affiliate of Commercial shall furnish to Killbuck a certificate representing that such Affiliate will not sell, assign, or transfer any of the Killbuck Common Shares received by such Affiliate as a result of the transactions contemplated by this Agreement, except pursuant to (a) registration under the act or (b) a transaction permitted by Rule 145 under the Act, or (c) a transaction in which, in the opinion of counsel satisfactory to Killbuck, or in accordance with a "no action" letter from the staff of the Securities and Exchange Commission, the Killbuck Common Shares are not required to be registered under the Act; and in the event of sale or other disposition pursuant to Rule 145 such Affiliate will supply satisfactory evidence of compliance with such Rule to Killbuck. With respect to such representations, each Affiliate shall agree to hold harmless and indemnify Killbuck and Killbuck's officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys' fees), or liabilities to which Killbuck or any officer or director of Killbuck may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations. Each Affiliate shall further agree that the certificate or certificates representing the Killbuck Common Shares issued to such Affiliate upon the consummation of the Share Exchange may bear the following restrictive legend:
                           "The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies. The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) current registration under the Act,
                           (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of counsel satisfactory to the issuer or in accordance with a "no action" letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act."
         Killbuck covenants and agrees to remove the foregoing restrictive legend from the certificate or certificates representing the Killbuck Common Shares issued to an Affiliate and to cancel any stop order instructions with respect thereto upon (i) receipt of advice from its counsel that such actions are appropriate under the then existing circumstances, or (ii) upon request of the holder thereof at anytime after that period ending one year following the Merger, provided that the holder thereof is not, and has not for at least the thirty day period ending prior to the request been an affiliate of Killbuck.
         (k) Killbuck shall, to the extent required by applicable state securities or "blue sky" laws, as promptly as practicable after the furnishing by Commercial of all information regarding Commercial required or desirable to be reflected therein file with applicable state securities or blue sky administrators, use its best efforts to cause to become effective or be approved, all registration statements or applications required to be so filed with respect to the issuance of the Killbuck Common Shares in connection with the Agreement of Merger.
         (l) On the date the Registration Statement becomes effective and at the effective time of the Merger, Commercial shall deliver to Killbuck a certificate signed by the principal executive officer and by the principal financial officer of Commercial to the effect that the information contained in the Registration Statement relating to the business and financial condition and affairs of Commercial does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. On the date the Registration Statement becomes effective and at the effective time of the Merger, Killbuck shall deliver to Commercial a certificate signed by the chief executive officer and by the chief financial officer of Killbuck to the effect that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of Commercial) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
         (m) Killbuck undertakes to consider and interview, after the effective time of the Merger, such directors of Commercial as shall desire to be considered for a position as a director of the resulting banking corporation after the merger of Commercial with and into Subsidiary, and Killbuck may in its sole discretion add one or two such persons to the Board of Directors of the Subsidiary.
5. Dissenting Shareholders. Holders of Commercial Common Stock, who do not vote their shares in favor of the Merger and otherwise comply in all respects to perfect dissenters' rights, will be entitled to dissenters' or appraisal rights, if any, pursuant to and solely upon strict compliance with, the applicable provisions of Ohio law (collectively, the "Dissenting Shares").
6. Tax Opinion. Killbuck, for the benefit of Killbuck, Commercial and Commercial's Shareholders, shall obtain a written opinion of it's counsel, to the effect that:

         (a) The statutory merger of Killbuck Bank with and into Commercial will constitute a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code;
         (b) No gain or loss will be recognized by Commercial as a consequence of the transactions herein contemplated;
         (c) No gain or loss will be recognized by the Shareholders of Commercial on the exchange of their shares of Commercial Common Stock for Killbuck Common Shares (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);
         (d) The federal income tax basis of the Killbuck Common Shares received by the Shareholders of Commercial for their shares of Commercial Common Stock will be the same as the federal income tax basis of the Commercial Common Stock surrendered in exchange therefor; and
         (e) The holding period of the Killbuck Common Shares received by a shareholder of Commercial in exchange for shares of Commercial Common Stock will include the period for which the Commercial Common Stock exchanged therefor was held, provided the exchanged Commercial Common Stock was held as a capital asset by such shareholder on the date of the exchange.
7. Representations and Warranties of Killbuck. Killbuck represents and warrants to Commercial as follows:
         (a) Killbuck is a corporation duly organized and validly existing under the laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business in the State of Ohio, together with all other jurisdictions where it is both required to so qualify and the failure to so qualify would have material and adverse consequences to Killbuck. Killbuck has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it, including the businesses of Subsidiary. As of December 31, 1997, the authorized capital stock of Killbuck consisted of 200,000 shares of common stock, without par value, of which a total of 132,380 shares were issued and outstanding and 2,620 shares were held by Killbuck as treasury stock. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder.
         (b) Killbuck has furnished to Commercial copies of its audited Consolidated Balance Sheets as of December 31, 1997, and 1996, and the Consolidated Statements of Income, Shareholders' Equity and Statements of Cash Flows for the three years ended December 31, 1997, 1996 and 1995, together with the notes thereto. Each of the aforementioned financial statements was prepared in accordance with Generally Accepted Accounting Principles, consistently applied and is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of Killbuck as of the dates and for the periods therein set forth. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1997, there has not been any material adverse change in the financial condition, results of operations, business or prospects of Killbuck and the Subsidiary on a consolidated basis.
         (c) The Board of Directors of Killbuck has authorized execution of this Agreement and the Merger Agreement and approved the merger of Subsidiary and Commercial as contemplated herein and therein. Killbuck and Subsidiary have all requisite power and authority to enter into this Agreement and the Merger Agreement and Killbuck and Subsidiary have the authority to consummate the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of Killbuck and this Agreement and the consummation of the transactions contemplated herein have been duly authorized and approved on behalf of Killbuck by all requisite corporate action. Provided the required approvals are obtained from the Board, neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Killbuck or Subsidiary may be subject, any contract, agreement or instrument to which Killbuck or Subsidiary is a party or by which Killbuck or Subsidiary is bound or committed, or the Articles of Incorporation or Code of Regulations of Killbuck or Subsidiary, or constitute an event which with the lapse of time or action by a third party, could, to the best of Killbuck's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Killbuck or Subsidiary or upon any of the stock of Killbuck or Subsidiary; except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of Killbuck on a consolidated basis.
         (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge after due inquiry of Killbuck and its executive officers, threatened, against or affecting Killbuck and/or the Subsidiary or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of Killbuck and the Subsidiary, would materially affect the financial conditions or operations of Killbuck and the Subsidiary and/or its ability to perform under this Merger Agreement, and to the best of the knowledge and belief after due inquiry of Killbuck and its executive officers, no one has asserted and no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert any such claims against Killbuck and the Subsidiary based upon the wrongful action or inaction of Killbuck and the Subsidiary or any of their respective officers, directors or employees.
         (e) At the time the Merger shall become effective and on such subsequent date when the former Shareholders of Commercial surrender their Commercial share certificates for cancellation, the Killbuck Common Shares to be received by Shareholders of Commercial will have been duly authorized and validly issued by Killbuck and will be fully paid and nonassessable.
         (f) Killbuck has not incurred and will not incur directly or indirectly any liability for brokerage, finders', agents' or investment bankers' fees or commissions in connection with this Agreement or the transactions contemplated thereby.
         (g) The Pension Plan for the Employees of Killbuck Bancshares, Inc. and its affiliates and any other plan which purport to be qualified plans under Section 401(a) of the Internal Revenue Code is so qualified and is in compliance in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file will result in a penalty or result in disqualification of the plan. Killbuck has no knowledge either of any circumstances which would adversely affect the qualifications of the plans or their compliance with the applicable requirements of ERISA, or of any "reportable event" (as such term is defined in Section 4043(b) of ERISA) or any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said section became applicable to the plans. With respect to those plans which are defined benefit plans within the meaning of ERISA, such plans meet the minimum funding standards set forth in the Internal Revenue Code and ERISA.
         (h) Since December 31, 1997, each of Killbuck and the Subsidiary has conducted business only in the ordinary course, and has preserved its corporate existence, business and goodwill intact.
         (i) Killbuck and the Subsidiary each have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of the Subsidiary and all other assets and properties reflected in Killbuck's Balance Sheet of December 31, 1997 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31,
                  1997) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of Killbuck. Killbuck or its Subsidiary as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by Killbuck or its Subsidiary.
         (j) To the best of the knowledge after due inquiry of Killbuck and its executive officers, Killbuck and the Subsidiary have complied with all laws, regulations and orders applicable to them and to the conduct of their respective businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to either Killbuck or the Subsidiary. Neither Killbuck nor the Subsidiary is the subject of, nor a party to, any regulatory action or agreement such as letter agreements, memorandum of understanding, cease and desist orders or like agreements. Neither Killbuck nor the Subsidiary are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of Killbuck's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of Killbuck and the Subsidiary on a consolidated basis.
         (k) Killbuck and Subsidiary have duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by Killbuck up to the date hereof. To the best of the knowledge and belief of Killbuck all such returns are true and correct in all material respects, and Killbuck has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to Commercial) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect

                  Killbuck or the Subsidiary, and for which an adequate reserve has not been established. To the best of its knowledge and belief, Killbuck has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief Killbuck has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of Killbuck as of the time the Merger shall become effective.
         (l) To the best of its knowledge and belief, but without having undertaken an environmental audit, Killbuck has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to Commercial in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) Killbuck's or Subsidiary's premises or any other real property owned or leased by Killbuck or Subsidiary other than other real estate owned, for which no investigation was conducted by Killbuck, but for which Killbuck has no knowledge of such, or into any water systems on or below the surface of the Killbuck or Subsidiary premises or any other real property owned or leased by Killbuck or Subsidiary other than other real estate owned, for which no investigation was conducted by Killbuck, but for which Killbuck has no knowledge of such from any source whatsoever. As used in this Agreement, the terms "hazardous substance," "hazardous waste," "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

8. Representations and Warranties of Commercial. Commercial represents and warrants to Killbuck that, except as set forth in the disclosure letter dated of even date herewith (the "Disclosure Letter") and attached hereto and made a part hereof, as follows:

         (a) Commercial is a banking corporation duly organized and validly existing in good standing under the laws of the State of Ohio. Commercial has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of the date of this Agreement, the authorized capital stock of Commercial consists of 20,200 shares of common stock with $10 par value, all of which shares are issued and outstanding and none are shares of treasury stock owned by Commercial. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to Commercial's capital stock.
         (b) Commercial has furnished to Killbuck copies of all financial statements relating to Commercial, as filed with the appropriate regulatory agencies, as of and for the years ended December 31, 1997 and 1996. Each of the aforementioned financial statements is and shall be prepared in accordance with Generally Accepted Accounting Principles or applicable regulatory accounting principles applicable to Commercial consistently applied and is and shall be true and correct in all material respects and together present fairly the consolidated financial position and results of operations of Commercial as of the dates and for the periods therein set forth. Commercial financial statements do not and will not, as of the dates thereof, include any asset in excess of $5,000 or omit any liability in excess of $5,000, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1997, there has not been any change in the financial condition, results of operations, business or prospects of Commercial (including, without limitation, any adverse trend in the loan loss experience of Commercial) which in the aggregate, has had a material adverse effect on Commercial's condition.
         (c) The Board of Directors of Commercial has authorized execution of this Agreement. Subject to the approval by the Shareholders of Commercial, Commercial has all requisite power and authority to enter in this Agreement and the Merger Agreement. Commercial has the authority to consummate the transactions contemplated hereby so that, provided all required corporate and regulatory approvals are obtained, neither the execution and delivery of this Agreement, the Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Commercial may be subject, any contract, agreement or instrument to which Commercial is a party or by which Commercial is bound or committed, or the Articles of Incorporation or Code of Regulations of Commercial, or constitute an event which with the lapse of time or action by a third party, could, to the best of Commercial's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge, encumbrance upon any of the assets, property or capital stock of Commercial, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of Commercial.

         (d) Except as disclosed in Subsection (d) of the Disclosure Letter, there is no litigation, action, suit, investigation or proceeding pending or, to the best of their knowledge after due inquiry of Commercial and its executive officers, overtly threatened, against or affecting Commercial or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving in excess of $5,000, and to the best of the knowledge and belief after due inquiry of Commercial and its executive officers, no one has asserted and no one has reasonable or valid ground on which it reasonably can be expected that anyone will assert any such claims against Commercial based upon the wrongful action or inaction of Commercial or its respective officers, directors or employees.
         (e) Commercial has good and marketable title to all assets and properties, whether real or personal, tangible or intangible reflected in Commercial's Balance Sheet of December 31, 1997 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1997) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of Commercial. Commercial as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by Commercial.
         (f) To the best of the knowledge after due inquiry of Commercial and its executive officers, Commercial has complied with all laws, regulations and orders applicable to it and to the conduct of its business, including without limitation, all statutes, rules and regulations pertaining to the conduct of its banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to Commercial. Except as disclosed in Subsection (f) of the Disclosure Letter, Commercial is not the subject of, nor is a party to, any regulatory actions or agreement such as letter agreements, memorandum of understanding, cease and desist order or like agreements. Commercial is not in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of Commercial's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity.
         (g) Except as disclosed in Subsection (g) of the Disclosure Letter, Commercial has not, since December 31, 1997 to the date hereof: (i) issued or sold any of its capital stock or any corporate debt securities; (ii) granted any option for the purchase of capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock except as permitted pursuant to Section 9(a) hereof or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred any obligation or liability (absolute or contingent), except for obligations reflected in this Agreement or the Merger Agreement, and except for obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent) any of its assets or properties;
                  (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than the current portion of any long term liabilities which become due after December 31, 1997, current liabilities included in its financial statements as of December 31, 1997, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Agreement or the Merger Agreement; (vi) sold, exchanged or otherwise disposed of any of its capital assets worth in excess of $5,000 outside the ordinary course of business; (vii) made any officers' salary increase or wage increase other than in the ordinary course of business, entered into any employment contract with any officer or salaried employee or, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, involving in excess of $5,000, affecting its business, property or assets or waived (except for fair consideration) any rights of value which are material in the aggregate, considering its business taken as a whole; or (ix) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights.
         (h) Except as disclosed in Subsection (h) of the Disclosure Letter, Commercial is not a party to or bound by any written or oral: (i) employment or consulting contract which is not terminable by it on 60 days or less notice, (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan,
                  (iii) other employee benefit or welfare plan, or (iv) other executory material agreements which in any case obligate Commercial to make any payment(s) which in the aggregate exceed $5,000 per year except for contracts terminable on 60 days notice. All such pension, stock bonus or purchase, profit-sharing, defined benefit and retirement plans set forth under the caption "Qualified Plans" in the Commercial Document List (hereinafter referred to collectively as the "plans") are qualified plans under Section 401(a) of the Internal Revenue Code and in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file would result in a penalty and/or result in disqualification of the plan. Commercial has no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, or of any unreported "reportable event" (as such term is defined in ERISA) or, any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the plans. The plans meet the minimum funding standards set forth in the Internal Revenue Code and ERISA.
         (i) Commercial has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by Commercial up to the date hereof. Except as set forth in Subsection (i) of the Disclosure Letter, to the best of the knowledge and belief of Commercial all such returns are true, are correct in all material respects, and Commercial has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed together than those claims being contested in good faith and which have been disclosed to Killbuck to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment in excess of $5,000 and for which an adequate reserve has not been established. To the best of its knowledge and belief, Commercial has paid, made or will make adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief, Commercial has, or at the time the Merger shall become effective will have, no liability for any taxes, interest or penalties of any nature whatsoever, in excess of $5,000 except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of Commercial as of the time the Merger shall become effective.
         (j) To the best of its knowledge and belief, but without having undertaken an environmental audit, Commercial has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as disclosed in Subsection (j) of the Disclosure Letter), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) Commercial's premises or any other real property owned or leased by Commercial other than other real estate owned, for which no investigation was conducted by Commercial, but for which Commercial has no knowledge of such, or into any water systems on or below the surface of the Commercial premises or any other real property owned or leased by Commercial other than other real estate owned, for which no investigation was conducted by Commercial, but for which Commercial has no knowledge of such from any source whatsoever. As used in this Agreement, the terms "hazardous substance," "hazardous waste," "pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.
          (k) Commercial has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby and thereby.

         (l) Subject to their fiduciary duties, the directors of Commercial executing this Agreement shall vote the shares of Commercial held directly by them in favor of adoption of the Agreement.
         (m) All contracts and commitments (whether written or oral) that may have a material effect on the business of Commercial are disclosed in subsection (m) of the Disclosure Letter and copies of any such written contracts or commitments have been provided to Killbuck. All contracts and commitments for the lease or purchase of equipment or services have been entered into on an arm's length basis.
         (n) The deposits of Commercial are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act ("FDIA"). Commercial has paid all assessments and filed all reports required under the FDIA and is in compliance, in all material respects, with all regulatory requirements imposed in connection with the insurance of its deposits.
         (o) To the best of Commercial's knowledge and belief, the reserves for possible loan losses on the outstanding loans of Commercial (if any, as reflected in the balance sheet of Commercial as of December 31, 1997 (the "1997 Balance Sheet") are adequate to absorb all known and anticipated loan losses in the loan portfolio of Commercial, net of recoveries relating to loans previously charged off. Except as set forth in subsection (o) of the Disclosure Letter, there are no loans of Commercial the present principal balance of which is in excess of $5,000 that have been classified orally or in writing by bank examiners (regulatory or internal) as "Other Loans Specifically Mentioned," "Substandard," "Doubtful," or "Loss," as of the last examination date (which shall include the date on which any examination prior to the effective time is concluded). To the best of Commercial's knowledge and belief, each loan in the principal amount of $5,000 or greater reflected as an asset of Commercial in the 1997 Balance Sheet or acquired by

                  Commercial since December 31, 1997, is the legal, valid and binding obligation of the obligor and any guarantor named therein, and no such loan is subject to any defense, offset or counterclaim. Except for pledges to secure public and trust deposits, to the best of Commercial's knowledge and belief, none of the investments reflected in the 1997 Balance Sheet under the heading "Investment Securities," and none of the investments made by Commercial since December 31, 1997, is subject to any restriction, whether contractual or statutory, which impairs the ability of Commercial freely to dispose of such investment at any time. Commercial is not a party to any repurchase agreements. Except as set forth in subsection (o) of the Disclosure Letter, and except for transactions aggregating less than $ 5,000, Commercial has not sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or any other person has the right, either conditionally or absolutely, to require Commercial to repurchase or otherwise re acquire any such assets.
         (p) Subsection (q) of the Disclosure Letter contains a list and a brief description of all insurance policies currently in force with respect to Commercial. All premiums due on such policies have been paid, and such policies will continue to remain in force through the Effective Time. Subsection (q) of the disclosure letter also contains a description of all claims in excess of $1,000 currently pending under such insurance policies, together with a list of all other claims in excess of $1,000 which have been filed during the last three (3) years and a description of the disposition thereof.
         (q) Except to the extent reflected or reserved against in the 1997 Balance Sheet or in the notes thereto, as of the date of such Balance Sheet, Commercial has no liabilities or obligations, secured or unsecured, whether accrued, absolute, contingent or otherwise, which would materially and adversely affect the financial condition, results of operations, assets, or business of Commercial.

         (r) Except for loans made in the ordinary course of business, Commercial has no business relationships, business transactions or indebtedness with or to any of its officers and directors.
9. Action by Commercial Pending Effective Time. Commercial agrees that from the date of this Agreement until the time the Merger shall become effective, except with prior written permission of Killbuck:
         (a) Beginning with the date hereof and until such time as the Merger shall become effective, Commercial will not declare or pay any dividends or make any distributions other than regular cash dividends, payable at such times and in amounts consistent with past practice and not to exceed the per share rate paid in the prior calendar year. If, prior to the consummation of the Merger, Commercial shall declare a stock dividend or make distributions upon or subdivide, split up, reclassify or combine its shares of common stock in any security convertible into its common stock, appropriate adjustment or adjustments will be made in the foregoing per share dividend rate.
         (b) Commercial will not issue, sell, grant any option for, or acquire for value any shares of its capital stock or otherwise effect any change in connection with its capitalization.
         (c) Except as otherwise set forth in or contemplated by this Agreement or the Merger Agreement, Commercial will carry on its businesses in substantially the same manner as heretofore, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.
         (d) Commercial will not: (i) enter into any transaction other than in the ordinary course of business or incur or agree to incur any obligation or liability except liabilities incurred and obligations entered into in the ordinary course of business;
                  (ii) change its lending, investment, liability management and other policies in any respect; (iii) except as committed for adjustment as of the date hereof and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees;
                  (iv) incur or commit to any capital expenditures other than in the ordinary course of business, or (v) merge into, consolidate with or sell its assets to any other corporation or person, or permit any other corporation to be merged or consolidated with it or acquire all of the assets of any other corporation or person.
         (e) Commercial will not change its method of accounting in effect at December 31, 1997 except as required by changes in generally accepted accounting principles and concurred in by Commercial's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of Commercial's Federal income tax returns for the taxable year ending December 31, 1997, except for changes required by law.
          (f) Commercial will promptly advise Killbuck in writing of all material actions taken by the directors and Shareholders of Commercial, furnish Killbuck with copies of all minutes of such action and monthly interim financial statements of Commercial as they become available, and keep Killbuck fully informed concerning all developments which in the opinion of Commercial may have a material effect upon the business, properties or condition (either financial or otherwise) of Commercial.
10. Action by Killbuck Pending Effective Time. Killbuck agrees that from the date of this Agreement until the time the Merger shall become effective:
         (a) Killbuck will carry on its business in substantially the same manner as heretofore except as otherwise set forth in or contemplated by this Agreement, and Killbuck will keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.
         (b) Killbuck will not change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles as concurred in by Killbuck's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of Killbuck's Subsidiary for the taxable year ended December 31, 1997, except for changes required by law or take any action which could jeopardize the tax free nature of the Merger.(c) Killbuck will furnish Commercial with copies of monthly interim financial statements of Killbuck and keep Commercial fully informed concerning all developments which in the opinion of Killbuck may have a material effect upon the business, properties or condition (either financial or otherwise) of Killbuck.
11. Conditions to Obligations of Killbuck. The obligations of Killbuck under this Agreement and the Merger Agreement are subject, unless waived by Killbuck, to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:
         (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a change, in the financial condition, aggregate net assets, Shareholders' equity, business or operating results of Commercial from December 31, 1997 to the time the Merger shall become effective.
         (b) Commercial shall not have paid cash dividends from the date hereof to the time the Merger shall become effective except as permitted under this Agreement.
         (c) All representations by Commercial contained in this Agreement and the Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by this Agreement or the Merger Agreement and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time. In addition, all amendments to the Disclosure Letter shall have been approved by Killbuck in accordance with Section 19.
         (d) Killbuck shall have received the opinion of legal counsel for Commercial, dated the time the Merger shall become effective, substantially to the effect set forth in Exhibit A hereto.
         (e) Commercial shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by this Agreement or the Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.
         (f) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency by the federal or state government in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Commercial which Killbuck shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for Killbuck.
         (g) Prior to the time the Merger shall become effective, Killbuck shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties, and condition (financial or otherwise) of Commercial as Killbuck shall have deemed prudent. In the event Commercial receives a written examination report or written agreement with a state or federal banking regulatory agency, Killbuck shall have an opportunity to review such examination report or written agreement for a period of thirty days and may, at its option, elect to terminate its obligations under this Agreement during such review period.
         (h) Holders of Commercial Common Stock who are entitled to exercise in the aggregate not more than 10% of the voting power of the issued and outstanding Commercial Common Stock as of the time the Merger shall become effective shall have taken steps to perfect their rights as dissenting Shareholders pursuant to the provisions the Sections 1115.19 and 1701.85 of the Ohio Revised Code so that if, at the time the Merger shall become effective, holders of more than 10% of such shares shall have taken such steps, Killbuck may, at its option, refuse to consummate the Merger.
         (i) Commercial shall have furnished Killbuck certificates, signed on its behalf by the Chairman or President and the Secretary or an Assistant Secretary of Commercial and dated the time the Merger shall become effective, to the effect that to the best of their knowledge, after due inquiry, the conditions described in Paragraphs (a), (b), (c), and (f) of this Section 11 have been fully satisfied.
         (j) Killbuck shall have received from each Affiliate a certificate in the form specified by Killbuck.
         (k) Killbuck shall have received from Commercial the officers' certificates required pursuant to Section 4 (m) hereof.
         (l) Each of (i) the Board of Directors of Commercial, (ii) Commercial' shareholders and (iii) Killbuck's shareholders shall have approved this Agreement and the Agreement of Merger.
         (m) Prior to the Closing, Commercial will have provided Killbuck with a list of all certificates of deposit or checking, savings or other deposits and a list of all certificates of deposit or checking, savings or other deposits owned by directors and officers of Commercial and their affiliates as of the last day of the calendar month immediately prior to the Closing. In addition, Commercial shall provide

                  Killbuck with a list of (i) all certificates of deposit, checking, savings or other deposits in excess of $100,000 and
                  (ii) all customers with aggregate deposits in excess of $100,000.
         (n) Killbuck shall have received evidence, satisfactory to it, that Commercial shall have taken such actions as are necessary to secure supplemental Medicare medical insurance (to be implemented at or prior to the effective time of the Merger) for any former director of Commercial presently insured on Commercial's group medical insurance policy, and caused the corresponding removal from the group term medical insurance policy of Commercial such director and such director's family.
12. Conditions to Obligations of Commercial. The obligations of Commercial under this Agreement or the Merger Agreement are subject, unless waived by Commercial, to the satisfaction on or prior to the time the Merger shall become effective of the following conditions:
         (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a change, in the financial condition, aggregate net assets, Shareholders' equity, business, or operating results of Killbuck from December 31, 1997, to the time the Merger shall become effective.
         (b) All representations by Killbuck contained in this Agreement and the Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by this Agreement and the Merger Agreement, and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

         (c) Commercial shall have received the opinion of counsel for Killbuck dated the time the Merger shall become effective substantially to the effect set forth in Exhibit B hereto.
         (d) Killbuck shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by this Agreement and the Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.
         (e) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain, prohibit or set aside consummation of the Merger and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Killbuck which Commercial shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for Commercial and its Shareholders.
         (f) Killbuck shall have furnished Commercial a certificate, signed by the Chairman or President and by the Secretary or Assistant Secretary of Killbuck and dated the time the Merger shall become effective to the effect that to the best of their knowledge after due inquiry the conditions described in Paragraphs (a), (b), and (e) of this Section 12 have been fully satisfied.
         (g) Killbuck and Commercial shall have received the tax opinion called for pursuant to Section 6 of this Agreement and there shall exist as of, at or immediately prior to the time the Merger shall become effective no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder.

         (h) Prior to the time the Merger shall become effective, Commercial shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties, and condition (financial or otherwise) of Killbuck as Commercial shall have deemed prudent. In the event Killbuck receives a written examination report or written agreement with a state or federal banking regulatory agency, Commercial shall have an opportunity to review such examination report or written agreement for a period of thirty days and may, at its option, elect to terminate its obligations under this Agreement during such review period.
13. Conditions to Obligations of All Parties. In addition to the provisions of Sections 11 and 12 hereof, the obligations of Killbuck and Commercial to cause the transactions contemplated herein to be consummated shall be subject to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:
         (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall become effective and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority by formal proceeding, or contested by any other third party by formal proceeding which the Board of Directors or the party asserting a failure of a condition under this Section 13(a) shall in good faith determine, with the advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for such party. It is understood that, if any contest as aforesaid is brought by formal proceedings, Killbuck may, but shall not be obligated to, answer and defend such contest. Killbuck shall notify Commercial promptly upon receipt of all necessary governmental approvals.

         (b) The registration statement required to be filed by Killbuck pursuant to Section 4(c) of this Agreement shall have become effective by an order of the Securities and Exchange Commission or a suitable exemption shall be available therefrom, the shares of Killbuck Common Shares to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and if filed there shall have been no stop order issued or threatened by the Securities and Exchange Commission that suspends or would suspend the effectiveness of the registration statement, and no proceeding shall have been commenced, pending or overtly threatened for such purpose.
         (c) This Agreement and the Merger Agreement shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the Shareholders of Commercial.
14. Non-survival of Representations and Warranties. The respective representations and warranties of Killbuck and Commercial set forth shall expire at the effective time of the Merger.
15. Governing Law. This Agreement shall be construed and interpreted according to the applicable laws of the State of Ohio.
16. Assignment. This Agreement and the Merger Agreement and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor the Merger Agreement nor any of the rights, interest, or obligations hereunder or thereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.
17.      Satisfaction of Conditions; Termination.
         (a) Killbuck agrees to use its best effort to obtain satisfaction of the conditions insofar as they relate to Killbuck, and Commercial agrees to use its best efforts to obtain the satisfaction of the conditions insofar as they relate to Commercial. If any material condition to the obligations of Killbuck set forth in Section 11 or 13 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Killbuck, or if any material condition to the obligations of Commercial set forth in Section 12 or 13 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Commercial, or if at any time prior to the time the Merger shall become effective, it shall become reasonably certain that such condition will not be substantially satisfied and such condition is not waived by Killbuck or Commercial, as the case may be, either Killbuck or Commercial may terminate this Agreement by written notice to the other party after the expiration of fifteen (15) days written notice to the other party during which time such other party shall have an opportunity to cure such defect in said condition. This Agreement may be terminated and abandoned (either before or after the meetings of Shareholders contemplated hereby) by mutual written consent of Killbuck and Commercial authorized by their respective Boards of Directors. In the event of such termination caused otherwise than by breach of this Agreement by any of the parties hereto, this Agreement shall cease and terminate, the acquisition of Commercial as provided herein shall not be consummated, and neither Killbuck nor Commercial shall have any further liability under this Agreement of any nature whatever, including any liability for damages. In the event this Agreement is terminated, the duties of both parties with respect to confidential information set forth in Sections 4(d) shall survive any such termination. In addition to the other grounds for termination of this Agreement set forth herein, this Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by February 1, 1999, or the date of such notice, whichever is later.

         (b) If termination of this Agreement shall be judicially determined to have been caused by breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify the other parties for their respective costs, fees and expenses of its counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related actions and its Shareholders' meetings and actions.

18. Waivers, Amendments. Any of the provisions of this Agreement may be waived at any time by the party which is, or the Shareholders of which are, entitled to the benefit thereof, by resolution of the Board of Directors of such party. This Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same person) as this Agreement and which makes reference to this Agreement, pursuant to a resolution, adopted by the Boards of Directors of the respective parties, provided, however, such amendment or modification may be made in this manner by the respective Boards of Directors of Killbuck and Commercial at anytime prior to a favorable vote of such party's Shareholders, (if such shareholder approval is otherwise required) but may be made after a favorable vote by the Shareholders (if such shareholders approval is otherwise required) of such party, only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Agreement for the Shareholders of such party and will not require resolicitation of any proxies from such Shareholders.
19. Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by Killbuck and Commercial or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of Commercial by Killbuck. This Agreement, including the exhibits and schedules hereto (which shall include the Disclosure Letter and the Merger Agreement) together constitute the entire agreement of the parties, and there are no agreements or commitments except as set forth herein and therein. This Agreement and the Merger Agreement may only be amended in a writing signed by the parties hereto and thereto. The Disclosure Letter may be amended by Commercial from time to time after the date hereof upon the prior written consent of Killbuck.
20. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.
21. Notices. All notices and other communications hereunder shall be deemed to have been duly given if forwarded by regular First Class United States Mail, postage prepaid, or a nationally recognized overnight courier service. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Agreement by mail in the same manner as herein provided.

                  a)  If to Killbuck, to:

                  Luther E. Proper
                  President
                  Killbuck Bancshares, Inc.
                  165 N. Main
                  Killbuck, OH  44637

                  With copies to:

                  Martin D. Werner, Esq.
                  Werner & Blank Co., LPA
                  7205 W. Central Ave.
                  Toledo, OH  43617
                  (419) 841-8051/PH
                  (419) 841-8380/FX

                  (b)  If to Commercial, to:

                  Mr. Robert K. Wagner
                  President
                  Commercial and Savings Bank Co.
                  701 South Market Street
                  Danville, OH  43014

                  With copies to:

                  Clifford A. Roe, Jr., Esq.
                  Dinsmore & Shohl, P.L.L.
                  1900 Chemed Center
                  255 East Fifth Street
                  Cincinnati, Ohio  45202-3172
                  (513) 977-8200/PH
                  (513) 977-8141/FX


22. Publicity. Killbuck and Commercial agree to consult with and obtain the consent of the other, prior to any media release or other public disclosures as to the matters covered by this Agreement, except as may be required by law.
24. Knowledge. Whenever a representation or warranty is made herein as being "to the knowledge of" a party hereto or the officers or directors thereof, it is understood that an officer has made or caused to be made by personnel or representatives competent to determine the accuracy thereof (and the results thereof reported to him) an investigation which is appropriate to determine the accuracy of such representation or warranty.

         IN WITNESS WHEREOF, this Agreement has been executed the day and year first above written.

ATTEST:                                          Killbuck Bancshares, Inc.

____________________
                                                 By:___________________________
By:_________________                                Luther E. Proper, President
Its:________________

ATTEST:                                          Commercial and Savings Bank Co.
____________________
                                                 By:___________________________
By:_________________                                Robert K. Wagner, President
Its:________________





As individuals and with respect solely to the understanding made in Section 8(l) of this Agreement.


_____________________                               ____________________________

_____________________                               ____________________________

_____________________                               ____________________________

_____________________                               ____________________________

_____________________                               ____________________________

_____________________                               ____________________________

                                                                   APPENDIX A


                                MERGER AGREEMENT

         THIS MERGER AGREEMENT (this "Agreement") dated as of __________, 1998, is by and between The Killbuck Savings Bank Company, Ohio ("Killbuck Bank"), an Ohio state banking corporation and wholly owned subsidiary of Killbuck Bancshares, Inc., ("Killbuck") and Commercial and Savings Bank Co., Danville, Ohio ("Commercial"), an Ohio state banking corporation and is joined in by Killbuck, the sole shareholder of Killbuck Bank.

                                   WITNESSETH:

         WHEREAS, the Board of Directors of the Killbuck Bank and the Board of Directors of Commercial have determined that it is in the best interests of the Killbuck Bank and Commercial to merge Commercial with and into Killbuck Bank in accordance with the provisions of the laws of the State of Ohio (the "Merger"); and

         WHEREAS, the Board of Directors of Commercial and the Board of Directors of Killbuck Bank have each adopted a resolution approving this Agreement and have directed that the Merger Agreement be submitted to the shareholders of Commercial and Killbuck Bank entitled to vote in respect thereof for adoption and approval;

         NOW, THEREFORE, the parties hereto, subject to the terms and conditions contained herein, agrees as follows:

                                    ARTICLE I

                            Constituent Corporations

         Commercial and Killbuck Bank shall be the constituent banking corporations with respect to the Merger.

                                   ARTICLE II

                                     Merger

         Effective as of the date set forth in the Certificate of Merger filed in accordance with Section 1115.11 (F) of the Ohio Revised Code with the Superintendent of Banks for the State of Ohio (the "Effective Time"), Commercial shall be merged into Killbuck Bank and Killbuck Bank shall be the surviving banking corporation (the "Surviving Corporation"), which after the effective time of the Merger shall be known as "The Killbuck Savings Bank Company."

                                   ARTICLE III

                         Articles of Incorporation, Etc.

1. At the Effective Time, the Articles of Incorporation and Code of Regulations of Killbuck shall constitute the Articles of Incorporation Code of Regulations of the Surviving Corporation.

2. The Surviving Corporation's main office shall be located 165 N. Main St., Killbuck, Ohio, until otherwise changed in accordance with law.

3. The officers of Killbuck Bank immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until his respective successor is duly elected or appointed and qualified in accordance with the provisions of the Articles of Incorporation and Code of Regulations of the Surviving Corporation and of applicable law, or until his earlier death, resignation or removal. The officers of Commercial immediately prior to the Effective Time shall be appointed as officers of the Surviving Corporation by the Board of Directors immediately after the Effective Time, to hold such officer and titles as shall be determined by the Board of Directors of the Surviving Corporation.

4. The directors of the Surviving Corporation shall be all of the directors of Killbuck immediately prior to the Effective Time.


                                   ARTICLE IV

         Manner of Converting and Exchanging Stock and Capital Structure

1. Subject to the provisions of this Article IV, the manner of converting and exchanging the shares of the constituent corporation's stock at the Effective Time shall be as follows.

         Conversion and Exchange of Shares.

         (a)      At the time the Merger shall become effective;

                  (i) All of the outstanding certificates for shares of Commercial Common Stock shall, subject to statutory dissenters rights as provided Ohio Revised Code
                           Section 1115.19 and 1701.85, be converted into the right to receive .4317 duly authorized, validly issued, fully paid and non-assessable Killbuck Common Shares, subject to pro rata adjustment in the event of any stock dividend, stock split or other general distribution of Killbuck Common Stock prior to the Merger.

                  (ii) The shares of Killbuck Common Stock issued and outstanding immediately prior to the time the Merger shall become effective shall continue to be issued and outstanding shares of the Surviving Corporation and shall be held by Killbuck.


         (b) No fractional shares or scrip representing fractional Killbuck Common Shares will be issued by Killbuck in connection with the Merger, but in lieu thereof, any holder of Commercial Common Stock entitled to such a fractional share shall, upon surrender of the certificate or certificates formerly representing such Commercial Common Stock, be paid cash, without interest, by Killbuck for such fractional share(s). The cash paid for fractional shares shall be based upon $350 per share of Killbuck Common Shares.

         (c) As soon as practicable after the time the Merger shall become effective, and subject to the provisions set forth above relating to the fractional shares, Killbuck will distribute to the former holders of Commercial Common Stock in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of Commercial Common Stock the certificate(s) for Killbuck Common Shares in accordance with the provisions regarding the exchange of shares of Commercial Common Stock set forth in paragraph 1(a)(i) of this Merger Agreement. Each certificate formerly representing Commercial Common Stock (other than certificates representing shares of Commercial Common Stock subject to the rights of dissenting shareholders) shall be deemed for all purposes to evidence the ownership of the number of whole Killbuck Common Shares and cash for fractional share interests in Killbuck Common Shares into which such shares have been converted. Certificates representing shares of Commercial Common Stock held by a stockholder of Commercial, shall be aggregated together in determining the number of fractional shares for which such shareholder shall receive cash as provided for herein. Until surrender of the certificate or certificates formerly representing shares of Commercial Common Stock, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of Killbuck Common Shares. Upon such surrender (or in lieu of surrender other provisions reasonably satisfactory to Killbuck as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the time the Merger shall become effective on the whole Killbuck Common Shares represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. After the time the Merger shall become effective, the holders of certificates formerly representing shares of Commercial Common Stock shall cease to have rights with respect to such shares except such rights, if any, as a holder of certificates formerly representing shares of Commercial Common Stock may have as dissenting shareholders pursuant to Ohio law and except as aforesaid, their sole rights shall be to exchange said certificates for certificates for Killbuck Common Shares in accordance with this Merger Agreement.

                  Certificates formerly representing shares of Commercial Common Stock surrendered for cancellation by each shareholder entitled to exchange shares of Commercial Common Stock for Killbuck Common Shares by reason of the Merger shall be accompanied by such appropriate instruments of transfer as Killbuck may reasonably require, provided, however, that if there be delivered to Killbuck by any person who is unable to produce any such certificate formerly representing shares of Commercial Common Stock for transfer (i) evidence to the reasonable satisfaction of Killbuck that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such indemnity agreement as reasonably may be requested by Killbuck to save it harmless, and (iii) evidence to the reasonable satisfaction of Killbuck that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive Killbuck Common Shares pursuant to this Merger Agreement, then Killbuck (or an Exchange Agent, as the case may be), in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing Killbuck Common Shares which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of Commercial Common Stock.

2. After the Effective Time, there shall be no transfers of the stock transfer books of Killbuck Bank of any certificates representing shares of Killbuck Bank Common Stock. After the Effective Time, upon presentation to the Surviving Corporation of certificates formerly representing capital stock of Killbuck Bank, such certificates shall be canceled.

3. The Resulting Corporation shall have a capital structure equal to the following:

         (a) Common stock of $__________, consisting of _________shares of $____ par value all of which will be issued and outstanding immediately following the Effective Time of the Merger; and

         (b)      Surplus of $_______________; and

         (c) Undivided profits, including capital reserves, of $____________, adjusted for all earnings and losses between January 1, 1998, and the Effective Time of the Merger.

                                    ARTICLE V

                                Effect of Merger

         From and after the Effective Time, the Surviving Corporation shall have all of the rights, interests, privileges, powers, immunities and franchises (public and private) of each of the constituent corporations, and all property (real, personal and mixed), all debts due on whatever account, and all other chooses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Corporation without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

                                   ARTICLE VI

                              Surviving Corporation

         From and after the Effective Time, the Surviving Corporation shall be responsible for all obligations of each of the constituent corporations and each claim existing and each action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted in the place of such constituent corporation. No right of any creditor of either constituent corporation and no lien upon the property of either constituent corporation shall be impaired by the Merger.

                                   ARTICLE VII

                                Further Documents

         If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Corporation the title to any property or rights of the constituent corporations, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent corporations immediately prior to the Effective Time (or their successors in office) shall execute and deliver any and all proper deeds, assignments and assurances in law, and do all things necessary or proper, to vest, perfect or confirm title to such property or rights in the Surviving Corporation, including, but not limited to, filing with each court or other public tribunal, agency or officer by which Commercial or Killbuck Bank have been appointed in the capacity of fiduciary or agent, and in the court file of each estate, suit or proceeding in which any of them has been acting, a statement setting forth the information required by law or otherwise to carry out the provisions hereof.

                                  ARTICLE VIII

                                   Termination

         Notwithstanding the adoption and approval of this Agreement and the Merger by the shareholders of Commercial and Killbuck Bank, this Agreement and the Merger may be terminated:

         (a) At any time prior to the Effective Time, by the mutual consent of the Boards of Directors of Commercial and Killbuck Bank; or

         (b) This Merger Agreement shall automatically terminate in the event of the termination of the Agreement and Plan of Reorganization dated __________, 1998 by and between Commercial and Killbuck to which it relates.

         (c) At any time prior to the Effective Time, by Commercial or Killbuck Bank if there shall have been a final judicial determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement or of the Merger is illegal, invalid or unenforceable;

         In the event that this Agreement is terminated pursuant to this Article VIII, the Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto.

                                   ARTICLE IX

                    Conditions to Consummation of the Merger

         The consummation of the Merger pursuant to this Merger Agreement and the obligations of the parties hereto is subject to the satisfaction of the provisions and conditions of the Agreement and Plan of Reorganization by and between Commercial and Killbuck dated ________, 1998.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested to on their behalf by the following directors and officers thereunto duly authorized as of the day and year first written above.


Commercial and Savings Bank Co.:              The Killbuck Savings Bank Company

By:_____________________________              By:_____________________________
Robert K. Wagner, President                   Luther E. Proper, President

Attest:                                       Attest:

________________________________              ________________________________
by: ____________________________              by:      Jon D. Boley
its:____________________________              its:     Cashier




Killbuck Bancshares, Inc.:

By:_____________________________
Luther E. Proper, President

Attest:

________________________________
by:  Jon D. Boley
its: Secretary

                                                            EXHIBIT A
____________________, 1998



Board of Directors
Killbuck Bancshares, Inc.
165 N. Main
Killbuck, OH  44637

Re: Commercial and Savings Bank Co.

Members of the Board:

We have acted as special counsel to Commercial and Savings Bank Co., an Ohio banking corporation ("Commercial"), in connection with the contemplated Agreement and Plan of Reorganization dated_______, 1998, and related Merger Agreement (the "Agreement") between Commercial and Killbuck Bancshares, Inc. ("Killbuck"). This Opinion Letter is rendered to you pursuant to Section -_(_) of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

We have examined such documents and matters and conducted such research as we have deemed necessary or appropriate for the purpose of rendering this opinion. As to questions of fact, we have relied upon statements and certificates from certain officers of Commercial as well as certificates of certain public officials.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States.

Based upon the foregoing, and subject to the qualifications more particularly herein set forth, we are of the opinion that:

1. Commercial is an banking corporation validly existing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged.

2. All necessary corporate proceedings of Commercial have been duly taken to authorize the execution, delivery and performance of the Agreement by Commercial and the consummation of the transactions contemplated by the Agreement. The Agreement constitutes the legal, valid and binding obligation of Commercial, enforceable in accordance with its terms, except:

     a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

     b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by Commercial will not violate or result in a breach of any term of Commercial's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which Commercial is a party.

4. The authorized capital stock of Commercial consists of 20,200 shares of common stock, $_____ par value per share, all of which are issued and outstanding as of _________, 1998. To our knowledge, there are no outstanding options, warrants or other rights to acquire, or securities convertible into any capital stock of Commercial.

5. All consents or approvals of any regulatory authority having jurisdiction over Commercial or its subsidiary that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

6. There is no suit, action, investigation or other proceeding pending or, to our knowledge, threatened against Commercial or any of its subsidiaries which would adversely affect the ability of Commercial to consummate the Merger or perform its obligations under the Agreement.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,



Dinsmore & Shohl, L.L.P.

                                                                 EXHIBIT B

____________________, 1998



Board of Directors
Commercial and Savings Bank Co.
701 S. Market Street
Danville, OH  44854

Re:  Killbuck Bancshares, Inc.

Members of the Board:

We have acted as special counsel to Killbuck Bancshares, Inc., an Ohio corporation ("Killbuck"), in connection with the contemplated Agreement and Plan of Reorganization dated _______, 1998 and related Merger Agreement (the "Agreement") between Killbuck and Commercial and Savings Bank Co.. ("Commercial"). This Opinion Letter is rendered to you pursuant to Section -_(_) of the Agreement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

We have examined such documents and matters and conducted such research as we have deemed necessary or appropriate for the purpose of rendering this opinion. As to questions of fact, we have relied upon statements and certificates from certain officers of Killbuck as well as certificates of certain public officials.

This Opinion Letter is governed by, and shall be interpreted in accordance with, the Legal Opinion Accord (the "Accord") of the ABA Section of Business Law
(1991). As a consequence, it is subject to a number of qualifications, exceptions, definitions, limitations on coverage and other limitations, all as more particularly described in the Accord, and this Opinion Letter should be read in conjunction therewith. The law addressed by this opinion is limited to the law of the State of Ohio and the federal law of the United States.

Based upon the foregoing, and subject to the qualifications more particularly herein set forth, we are of the opinion that:

1. Killbuck is a corporation validly existing under the laws of the State of Ohio and has the requisite corporate power and authority to own its properties and to carry on the business in which it is now engaged.

2. All necessary corporate proceedings of Killbuck have been duly taken to authorize the execution, delivery and performance of the Agreement by Killbuck and the consummation of the transactions contemplated by the Agreement. The Agreement constitutes the legal, valid and binding obligation of Killbuck, enforceable in accordance with its terms, except:

     a. as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting creditors' rights; and

     b. that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings may be brought.

3. The execution, delivery and performance of the Agreement by Killbuck will not violate or result in a breach of any term of Killbuck's Articles of Incorporation or Code of Regulations, or violate, result in a breach of, or constitute a default under any term of any material agreement known to us to which Killbuck is a party.

4. Killbuck is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

5. The authorized capital stock of Killbuck consists of 200,000 shares of common stock, no par value per share, of which a total of 132,380 shares are issued and outstanding as of _________, 1998. To our knowledge, there are no outstanding options, warrants or other rights to acquire, or securities convertible into any capital stock of Killbuck.

6. The shares of Killbuck Common Stock to be issued to the shareholders of Commercial under the Agreement will be, at the effective time of the Merger, duly and validly authorized and issued and fully paid and nonassessable.

7. All consents or approvals of any regulatory authority having jurisdiction over Killbuck or its subsidiary that are required to be obtained in connection with the Merger and the transactions contemplated by the Agreement have been obtained.

8. The Registration Statement on Form S-4 filed by Killbuck pursuant to the Agreement has become effective and no stop order revoking such effectiveness has been issued or has been threatened. [If an exemption available - delete.]

9. There is no suit, action, investigation or other proceeding pending or, to our knowledge, threatened against Killbuck or any of its subsidiary which would adversely affect the ability of Killbuck to consummate the Merger or perform its obligations under the Agreement.

This opinion is solely for the benefit of the addressee hereof and may not be relied upon by any other person or party or in any other context without our prior written consent. This opinion is delivered as of the date hereof, and we expressly disclaim any undertaking to update it.

Very truly yours,



Werner & Blank Co., L.P.A.

                                EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION
   21               Subsidiaries of the Registrant

   27               Financial Data Schedule